eldoradogold

Eldorado Gold Corporation

Kisladag mine

Jinfeng mine

Tanjianshan mine

White Mountain mine

Management Proxy Circular

2010 Annual General and Special Meeting of Shareholders to be held May 6, 2010

TSX: ELD
NYSE: EGO
ASX: EAU

April 6, 2010

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey, Greece and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS OF ELDORADO GOLD CORPORATION	3

NOTICE OF MEETING	4

GENERAL INFORMATION	5
Date of Information	5
Currency and Exchange Rate	5
Common Shares Outstanding	5
Stock Exchange Listings	5
Shareholders of 10% or More of the Common Shares on March 19, 2010	5
Mailing of AGM Documents	5
Delivery of Annual and Interim Reports	5
Document Availability	5
Reporting Concerns	6
Shareholder Proposals	7
Matters to be Voted On	7
Quorum and Voting Procedures	7
Voting Options	8
Voting in Person	9
Voting by Proxy	9
Revoking your Proxy	10
Notice to CDI Holders	11

BUSINESS OF THE MEETING	12
Financial Statements	12
Election of directors	12
Appointment of Auditor	13
Remuneration of the Auditor	13
Remuneration of the Independent Directors	14

BOARD OF DIRECTORS	14
Board Mandate	14
Terms of Reference - Board of Directors	15
2010 Nominees	15
2010 Nominee Biographies	15
Director Independence	18
In Camera Sessions of the Board	18
Meeting Attendance	18
Director Share Ownership	20
Director Compensation	20
Director Liability Insurance and Indemnification	24
Loans to Directors	24
Director Orientation and Continuing Education	24
Director Assessments	24
Terms of Reference - Director	24
Position Descriptions	24
Other Directorships	25
Ethical Business Conduct	25
Conflict of Interest	25
Nomination of Directors	25

COMMITTEES OF THE BOARD	26
Committee Independence	26
The Audit Committee	26
Report of the Audit Committee	26
The Corporate Governance and Nominating Committee	26

TABLE OF CONTENTS (continued)
Report of the Corporate Governance and Nominating Committee	26
The Compensation Committee	27
Report of the Compensation Committee	27
Terms of Reference - Committees of the Board	27
Reserves and Resources Review	28
Environmental Assessment	28
Risk Assessment	28

COMPENSATION DISCUSSION AND ANALYSIS	28
Annual Base Salary	30
Short Term Incentive Bonus (STIP)	30
Merit Awards	33
Bonus Awards Units Plan	33
Stock Options	34
Pensions	34
Executive Compensation Practices	36
CEO Compensation	36

STATEMENT OF EXECUTIVE COMPENSATION	36
President & CEO Three Year Look Back	36
Executive Officer Share Ownership	36
Loans to NEO's	36
Named Executive Officers	37
Summary Compensation Table	38
Stock Options	38
Employment and Change of Control Agreements	39
Incentive Stock Option Plans	41

SHARE PERFORMANCE GRAPH	45

CORPORATE GOVERNANCE	45

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	49

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	49

ADDITIONAL INFORMATION	49

APPROVAL	50

GLOSSARY OF TERMS	51

SCHEDULE A - BOARD OF DIRECTORS TERMS OF REFERENCE

SCHEDULE B - CHANGE OF AUDITOR

INVITATION TO SHAREHOLDERS OF ELDORADO GOLD CORPORATION

3:00 p.m.

May 6, 2010

The Emerald Ballroom

Fairmont Pacific Rim Hotel

1038 Canada Place

Vancouver, British Columbia

On behalf of our Board of Directors, management and employees I invite you to attend the Annual Meeting of the Shareholders of Eldorado Gold Corporation on Thursday, May 6, 2010 at 3:00 p.m. in the Emerald Ballroom, Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia.

The items of business to be considered by our Shareholders at the meeting are set out and explained in the notice and circular.

The meeting is also your opportunity to meet our Board of Directors, Management teams, learn about Eldorado's operations and hear about our plans for our future.

Our commitment is to enhance shareholder value through the discovery, acquisition and development of gold reserves, and the operation of profitable mines.  We are committed to being environmentally and socially responsible within the communities in which we operate.  Furthermore, we are committed to the creation of a safe work environment that allows our employees to maximize their potential within their chosen careers.

I would like to take this opportunity to thank Dr. Hugh C. Morris who retired from his position as Chairman of the Board on December 15, 2010 after providing 13 years of service to the Company.  Mr. Morris will retire as a Director of the Company at the upcoming Annual Meeting on May 6, 2010.

Eldorado is a publicly listed company and trades its common shares on the Toronto Stock Exchange (ELD) and the New York Stock Exchange (EGO), the Company's Chess Depository Certificates (CDI's) trade on the Australian Securities Exchange (EAU).  The Company complies with the corporate governance guidelines as established by the TSX and the NYSE.  The principles of the ASX have been complied with to the extent required.

Please take the time to read the Notice and the Management Information Circular and provide your vote on the items of business of the meeting.  You can vote by telephone, on the internet, by mailing the enclosed proxy or voting instruction form or in person at the meeting on May 6, 2010.

Thank you for your continued support.

Yours sincerely,

" Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

April 6, 2010

ELDORADO GOLD CORPORATION

NOTICE OF MEETING

ANNUAL MEETING OF SHAREHOLDERS

ELDORADO GOLD CORPORATION

The Annual Meeting of the Shareholders of Eldorado Gold Corporation will be held in the Emerald Room of the Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia on Thursday, May 6, 2010, at 3:00 p.m. for the purpose of considering and taking action on the following matters:

1.

Receive the consolidated financial statements of the Company for the financial year ended December 31, 2009 and the auditor report on those statements;

2.

Elect eight directors to hold office for the following year;

3.

Appoint KPMG LLP as the independent auditor for 2010;

4.

Authorize the directors to fix the auditor pay;  and

5.

Pass an Ordinary Resolution  to increase the maximum allowable cash remuneration which may be paid to the Independent Directors by CDN$482,484 from CDN$654,416 to CDN$1,150,000 per financial year.

The Management Information Circular provides information on the business of the meeting.

March 19, 2010 is the Record Date for determining who owns Common Shares and only those persons who are common Shareholders on the March 19, 2010, the Record Date, are entitled to notice of the Meeting and to vote on the business of the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy or, by voting instructions.  Instructions for voting by proxy by mail, by phone and over the internet are included in this Circular.  Only proxies received by Valiant no later than 3:00 p.m. (Vancouver time) on May 4, 2010, or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.  The Chairman of the Meeting has the discretion to accept late proxies.  Voting instructions forms must be completed and returned in accordance with the instructions on the form.

Please send your proxy to Valiant Trust, P.O. Box 6510 Stn. Terminal, Vancouver, BC V6B 4B5 by 3 p.m., Vancouver time, on May 4, 2010.

By Order of the Board of Directors

"Dawn Moss"

Vancouver, British Columbia

                Dawn Moss

April 1, 2010

Corporate Secretary

The securityholder materials are being sent to both registered and non-registered Shareholders.  If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

GENERAL INFORMATION

This Circular is being distributed in connection with the solicitation of proxies by the Board and Management for use at the AGM to be held on May 6, 2010, and at any and all adjournments of that the Meeting.  We will pay the cost of the solicitation.

March 19, 2010 is the Record Date for determining who owns Common Shares and only those persons who are Common Shareholders on the March 19, 2010, the Record Date, are entitled to notice of the meeting and to vote on the business of the meeting.

Date of Information

Information contained in this Circular is provided as of March 19, 2010 unless otherwise noted.

Currency and Exchange Rate

All dollar figures are stated in U.S. currency, except as noted.  On March 19, 2010, the reported closing spot price quoted by the Bank of Canada for Cdn$1.00 was US$0.9839.

Common Shares Outstanding

There were 538,157,401 Common Shares outstanding at the close of business on March 19, 2010.

Stock Exchange Listings

Eldorado's Common Shares trade on the Toronto Stock Exchange ("ELD") and on the NYSE ("EGO").

Eldorado's CDI's trade on the Australian Stock Exchange ("EAU").

Shareholders of 10% or More of the Common Shares on March 19, 2010

Pursuant to the most recent Early Warning Reports filed under the Company's name on SEDAR approximately 79,275,156 Common Shares (14.76%) were owned by Fidelity Management & Research Company, 82 Devonshire Street, Boston MA, 02109 USA and its affiliates.  Approximately 65,998,043 Common Shares (12.26%) were owned by BlackRock, Inc., 40 East 52nd Street, New York, NY 10022 USA.  To the best of the knowledge of the Directors and Officers there are no other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of our outstanding Common Shares.

Mailing of AGM Documents

This Circular is being mailed (subject to applicable law) to all Shareholders together with a proxy or voting instruction form and our 2009 Annual Report on April 8, 2010, except those Shareholders who requested the information to be delivered by electronic mail.  The materials for any Objecting Beneficial Owners or OBOs are provided to the brokers, custodians, nominees, fiduciaries and other intermediaries and we request that the materials be forwarded to the Beneficial Shareholders in a timely manner.

If you are a Shareholder and (i) wish to receive or do not wish to receive our annual report next year; or (ii) wish to receive our interim reports, please complete and return the request card included in this package.

Delivery of Annual and Interim Reports

Document Availability

We file an AIF in accordance with Canadian securities regulations, and a Form 40-F with the SEC.  A copy of these reports can be retrieved from our Website or from the regulatory websites, SEDAR and EDGAR, respectively.  We will send one copy of the AIF or the Form 40-F together with the 2009 Annual Report and the Circular without charge to any shareholder upon request to:

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Document Availability

By Mail:

The Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

By E-Mail:

Info@eldoradogold.com

By Telephone:

1-604-687-4018

1-888-353-8166

By Facsimile:

1-604-687-4026

Reporting Concerns

In accordance with our Code of Ethics, directors, officers and employees of Eldorado and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  The Code of Business Conduct and Ethics (the "Code") summarizes the legal, ethical and regulatory standards that we follow and is a reminder to our directors, officers and employees of the seriousness of our commitment.  Compliance with the Code and high standards of business conduct are mandatory for every representative of Eldorado. A copy of the Code is available at www.sedar.com under the Company's name and on our Website.

Concerns about our financial statements, accounting practices or internal controls should be addressed to the Chairman of the Audit Committee or the Corporate Secretary as outlined in the Code; or to the attention of EthicsPoint.

Reporting Contacts:
Corporate Secretary:	Audit Committee Chairman:
Name: Dawn Moss Address: 1188 - 550 Burrard Street Vancouver, B.C. V6C 2B5 Phone: 604-601-6655 E-mail: dawnm@eldoradogold.com	Name: Robert Gilmore Address: 735 Leyden Street Denver, Colorado 80220 USA Phone: 303-601-7344 E-mail: gilmores735@msn.com

EthicsPoint, Inc.

Telephone:

1-866-384-4277

E-mail:

www.ethicspoint.com  (click "File a new report")

Shareholder Proposals

A proposal by a shareholder for presentation at the 2011 AGM must be sent to our Corporate Secretary by January 7, 2011 to be considered for inclusion in the proxy material for that meeting.

By Mail:

The Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

By E-Mail:

dawnm@eldoradogold.com

By Facsimile:

The Corporate Secretary

1-604-687-4026

Matters to be Voted On

Common Shareholders of Eldorado at the close of business on March 19, 2010 may vote on the following matters:

(1)

Election of Directors

(2)

Appointment of Auditor

(3)

Remuneration of Auditor

(4)

Approve maximum aggregate cash remuneration for the Independent Directors

Shareholders are entitled to one vote for each Common Share or CDI  they own on a ballot at the meeting.

Voting Exclusion

With respect to  Item 4 above in accordance with the Listing Rules of the ASX Limited the Company will disregard any votes cast on resolution by:

Any director of the Company; and

Any associate of a director of the Company

However, the Company need not disregard a vote if it is cast by:

A person as proxy for a person who is entitled to vote, in accordance with the directions of the proxy form; or

The person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Quorum and Voting Procedures

According to our By-Laws, a quorum of Shareholders is two voting persons present or deemed to be present and authorized to cast a total of not less than 25% of the total votes attached to the Common Shares entitled to vote at the meeting.  Voting persons are Registered Shareholders, duly authorized representatives of Registered Shareholders or proxyholders of Registered Shareholders, entitled to vote at the meeting.

Except where otherwise stated, a simple majority of 50% plus 1 of the votes cast at the AGM is required to approve all the business matters of the Meeting.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Quorum and Voting Procedures

Valiant Trust is the scrutineer of the Meeting and responsible for counting the votes.

If you have a question you can contact Valiant Trust:

North America

1-866-313-1872

Voting Options

If you are a Registered Shareholder you can vote:

(5)

In person at the AGM

(6)

By proxy

(7)

By internet

Instructions are included on the enclosed proxy form.

If you are a Beneficial Shareholder (a Non-Registered Shareholder), not including a CDI holder you can vote:

(8)

By voting instructions

(9)

By telephone

(10)

By internet

Instructions are included on the enclosed voting instruction form ("VIF").  NOBOs, not including CDI holders should carefully follow the instructions on the VIF, including those regarding when and where to complete VIF's that are to be returned to our agent, Broadridge Financial Solutions, Inc. ("Broadridge").  OBOs, not including CDI holders should follow the instructions of their intermediaries.

Many of our Shareholders are Beneficial Shareholders because their Common Shares are not registered in their names.   A person is not a Registered Shareholder if their Common Shares are registered either: (a) in the name of an intermediary such as a bank, trust company, securities dealer or broker and trustee or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency such as the Canadian Depository for Securities Limited or CHESS Depository Nominees Pty. Ltd. ("CDN") in Australia.

Beneficial Shareholders (Other than CDI Holders)

There are two kinds of Beneficial Shareholders - those who object to their name being made known to us (called OBOs for Objecting Beneficial Owners) and those who do not object to us knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

We take advantage of certain provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable VIF together with the meeting materials from our agent, Broadridge. These VIFs are to be completed and returned to Broadridge in accordance with the instructions.  Broadridge is required to follow the voting instructions properly received from NOBOs.  Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to our transfer agent, Valiant, with respect to the Common Shares represented by the VIFs they receive.

In accordance with the requirements of NI 54-101, we have distributed copies of the meeting materials to the intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the meeting materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, intermediaries will use service companies to forward the meeting materials to OBOs.  With those meeting materials, intermediaries or their service companies should provide OBOs with a "request for voting instruction form" which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs to direct the voting of the Common Shares that they beneficially own.

Voting Options

CDI Holders

A CDI is evidence of an indirect ownership in a Common Share.  Holders of CDIs are non-registered or beneficial owners of the underlying Common Shares.  The underlying Common Shares are registered in the name of CDN.  As holders of CDIs are not the legal owners of the underlying Common Shares, CDN is entitled to vote at meetings of shareholders on the instruction of the registered holder of the CDIs.

As a result, registered holders of CDIs can expect to receive a VIF, together with the meeting materials from Link Market Services Limited ("Link"), the CDI Registry in Australia.  These VIFs are to be completed by holders of CDIs who wish to vote at the Meeting and returned to Link in accordance with the instructions contained therein.  CDN is required to follow the voting instructions properly received from registered holders of CDIs.  If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary.

Voting in Person

Registered shareholder - If you plan to attend the Meeting and vote in person you DO NOT need to complete and return the proxy form.  Your vote will be taken and counted at the meeting.  A representative of Valiant will register you when you arrive at the Meeting.

Beneficial shareholder, other than CDI Holders - if you plan to attend the Meeting, follow the instructions on the VIF provided by Broadridge.  A NOBO must request a form of legal proxy that will grant the NOBO the right to attend the Meeting and vote in person.  DO NOT complete the voting instructions on the VIF as your vote will be taken at the meeting.  When you arrive at the Meeting ensure that you register with the Valiant representative.

OBOs wishing to vote at the Meeting in person must follow the procedure in the request for voting instructions provided by or on behalf of the intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

A registered holder of a CDI can request CDN to appoint the holder (or a person nominated by the registered holder) as proxy to exercise the votes attaching to the underlying Common Shares represented by the holders of CDIs.  In such case, a holder the CDI may, as proxy, attend and vote in person at the Meeting.

If you hold your interest in CDIs through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Voting by Proxy

Even if you do not attend in person at the Meeting, you as Registered Shareholder can appoint someone to attend and vote your shares as your proxy holder.

The persons named in the accompanying form of proxy are officers of the Company and management's designee.  You as a Registered Shareholder have the right to designate another person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person's name which you wish to designate or by completing another proper form of proxy.

Complete the proxy form to appoint your proxy holder.  The named persons on the proxy form will vote on your behalf at the Meeting.  If you appoint a proxy holder, other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.  To ensure your vote is counted return your completed proxy form by mail so that it is received by 3:00 p.m. (Vancouver time) May 4, 2010, or if the Meeting is adjourned, 48 hours in advance (excluding weekends and holidays) before the time set for the Meeting to resume.  If you have sent in your proxy form you MAY NOT vote in person at the Meeting unless you have revoked your voting instructions.

Voting by Proxy

A proxy will not be valid unless signed by the Registered Shareholder or by the Registered Shareholders' attorney duly authorized in writing.  If you are the representative of a Registered Shareholder that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the form of proxy is executed by an attorney for an individual Registered Shareholder or by an officer or attorney of a Registered Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Registered Shareholder.  On the proxy form you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you.  If you, as a Registered Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit.

If you appoint Paul N. Wright, Norman S. Pitcher, or Dawn L. Moss, the officers set out in the enclosed proxy form (and management designees) and do not specify how you want your shares voted, your shares will be voted as follows:

(1)	Election of Directors	FOR
(2)	Appointment of Auditor	FOR
(3)	Remuneration of Auditor	FOR
(4)	Independent Director Remuneration	FOR

The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named as your proxy in the form with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees if named as your proxy in the form intend to vote in accordance with the judgment of Management.

Revoking your Proxy

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Registered Shareholder or by your attorney duly authorized in writing.  If you are a representative of a Registered Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company's registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only Registered Shareholders have the right to revoke a proxy.  NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote.  OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Registered holders of CDIs that wish to change their vote must in sufficient time in advance of the Meeting contact Link to arrange to change their vote.  If you hold your interest in CDIs through a broker, dealer or other intermediary, you must in sufficient time in advance of the Meeting, arrange for your intermediary to change its vote through Link in accordance with the revocation procedure set out above.

Notice to CDI Holders

Notice to Holders of CHESS Depository Interests ("CDIs")

Eldorado was originally incorporated under the laws of Bermuda and was subsequently continued under the laws of British Columbia, Canada.  It was then continued and currently exists under and is governed by the laws of Canada.  Eldorado is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001(Cth) (Australia) dealing with the acquisition of shares.  These chapters deal with substantial holdings, takeover bids, compulsory acquisitions, as well as certain rules on continuous disclosure.  Eldorado is governed by applicable Canadian securities laws and the Canada Business Corporations Act (the "CBCA") with respect to these matters.  There are no limitations on the acquisition of securities of Eldorado under the CBCA.  Eldorado is subject to rules applicable to takeover bid regulation under applicable Canadian securities laws, as well as rules relating to reporting requirements for shareholders holding 10% or more of the securities of Eldorado, under applicable Canadian securities laws.

CDI holders should note that Eldorado has been granted certain waivers from the Listing Rules of the ASX.  In particular, Eldorado has received a waiver from ASX Listing Rule 14.2.1 which requires that a form of proxy allow a securityholder to vote for or against each resolution.  Under applicable Canadian securities laws, the form of proxy to be provided must only allow securityholders to vote in favour of or to withhold their vote in respect of a resolution to elect a director or in respect of appointment of auditor, but not to vote against it.  Eldorado's waiver from ASX Listing Rule 14.2.1 only applies to the extent necessary to permit it to comply with the proxy requirements under applicable Canadian securities laws and for so long as such laws prevent Eldorado from permitting shareholders to vote against a resolution to elect a director or appoint an auditor.

Eldorado has also received a waiver from ASX Listing Rule 14.3 to the extent necessary to permit the Company to accept nominations for the election of directors in accordance with the shareholder proposal provisions under s. 137 of the CBCA.  Under ASX Listing Rule 14.3, an ASX listed entity must accept nominations for the election of directors up to 35 business days (in the case of a meeting that securityholders have requested directors to call, 30 business days) before the date of the meting at which directors may be elected, unless the entity's constitution provides otherwise.  Section 137 of the CBCA provides a mechanism for shareholders, who must hold at least 1% of a company's shares with a value of at least $2,000 and must have held those shares for a minimum of 6 months, to submit proposals for consideration at an annual meeting, including nominations for election of directors, up to 90 days prior to the anniversary date of the previous annual meeting.  If the proposal includes a  nomination for election, the proposal must be signed by one or more holders of shares representing an aggregate of not less that 5% of the voting shares.  A shareholder who is entitled to submit a proposal is also entitled to discuss at an annual meeting any subject, including nominations for election of directors, that they would be entitled to make a proposal regarding.  In this manner, nominations for election to director may be made at the meeting, and it is possible that a person could be elected director without his or her nomination disclosed prior to the date of the meeting.

For a summary of our stock option plans see Statement of Executive Compensation - Incentive Stock Option Plans.

To obtain a copy of CHESS Depository Nominees Financial Services Guide, go to www.asx.com.au/CDIs or phone 1300 300 279 (for callers within Australia) and +61 29338 0000 (for callers outside Australia) if you would like one sent.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS The financial statements of the Company are presented to the shareholders annually and our independent auditor KPMG LLP will be available at the AGM to answer any questions.

ELECTION OF DIRECTORS

Directors are elected each year at the AGM. Each of the nominee directors is well qualified to serve on the Board and the size of the Board and the mixture of skills is appropriate to allow for diversity and to staff the Committees.

APPOINTMENT OF AUDITOR

The Independent Auditor review the financial
statements and report to the Audit Committee.
Independent Auditor fees are pre-approved by the
Audit Committee. Fees for non-audit services in 2009
were $659,252 or 42% of total fees.

REMUNERATION OF AUDITOR We are also asking that the directors be authorized to fix the remuneration of our auditor.

INDEPENDENT DIRECTOR REMUNERATION We are asking that the shareholders approve a maximum allowable cash remuneration which may be paid in aggregate to the Independent Directors

MANAGEMENT RECOMMENDATION We recommend that you vote FOR all the matters of business being brought to the AGM

KEY SECTIONS
FINANCIAL STATEMENTS	12
ELECTION OF DIRECTORS	13
APPOINTMENT OF AUDITOR	13
REMUNERATION OF THE AUDITOR	14
INDEPENDENT DIRECTOR	14
REMUNERATION

FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2009 and the auditor's report on those financial statements are included in our annual report which, together with this Circular, is being mailed, subject to applicable law, to all Shareholders.

ELECTION OF DIRECTORS

According to our Articles and By-Laws we must elect between 3 and 20 directors annually at the AGM to serve for one year or until a successor is elected or appointed.  By resolution of the Board eight nominees will be presented for election at the AGM.

In 2007, the Board adopted a majority voting policy stipulating that if the votes cast in favour of a director do not constitute a majority of the total votes cast in favour of and withheld from that director the director will submit his or her resignation promptly after the Meeting.  Any such resignation will be presented for consideration of the CGNC and the CGNC's recommendation to the Board.  The nominee does not participate in the resignation deliberations.  The policy does not apply in circumstances involving contested director elections.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

The CGNC is responsible for the identification and recommendation of nominee directors to the board.  The size and composition of the board is reviewed annually and according to the currently elected Board the nominee directors are well qualified to act as directors.

Each nominee director has expressed his eligibility to serve as a director if elected.  The director nominees for 2010 are:

John S. Auston	K. Ross Cory
Robert R. Gilmore	Geoffrey A. Handley
Wayne D. Lenton	Donald M. Shumka
Jonathan A. Rubenstein	Paul N. Wright

It is the recommendation of the Board and Management that you vote FOR these appointments.  The named officers in the enclosed proxy will vote FOR these nominees unless you indicate that your authority to vote these nominees on your behalf is withheld.

APPOINTMENT OF AUDITOR

In accordance with the recommendation of the Audit Committee, the Board is recommending the appointment of KPMG LLP as external auditor for 2010.

KPMG was appointed as the auditor of the Company effective June 5, 2009, replacing the Company's former auditor, PricewaterhouseCoopers LLP that resigned effective June 5, 2009 at the request of the Company.  PricewaterhouseCoopers LLP had previously served as our auditor since 1992.  The Company's determination to change auditor was not a result of any "reportable event" as such term is defined in NI 51-102.  The resignation of PricewaterhouseCoopers LLP and appointment of KPMG LLP was considered and approved by our audit committee and Board of Directors.

Attached and forming part of this Circular as Schedule B  hereto, is a copy of the reporting package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities.  The reporting package in Schedule B consists of (i) Notice of Change of Auditor; (ii) Letter from PricewaterhouseCoopers LLP; and (iii) Letter from KPMG LLP.

It is the recommendation of the Board that you vote FOR this appointment.  The named officers in the enclosed proxy will vote FOR this appointment unless you indicate that your authority to vote for KPMG LLP is withheld.

KPMG LLP, the Company's auditor for 2009 will be introduced at the Meeting and will be available to answer appropriate questions or make comments pertinent to the audited financial statements for 2009 and the auditor report.

REMUNERATION OF THE AUDITOR

The Board recommends that the directors be authorized to fix the remuneration to be paid to the auditor.

It is the recommendation of the Board that you vote FOR this resolution.  The named officers in the enclosed proxy will vote FOR this resolution unless you indicate that your vote is AGAINST the resolution.

REMUNERATION OF THE INDEPENDENT DIRECTORS

ASX Listing Rule 10.17 prevents Eldorado from increasing the total amount of cash remuneration payable by it or its subsidiaries to non-executive director without the approval of shareholders.  The rule does not apply to executive directors, although the Rule prevents an executive's salary from including a commission on, or percentage of, operating revenue.

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

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BUSINESS OF THE MEETING

An increase in aggregate cap of the remuneration for Independent Directors as described below is hereby approved.

It is the recommendation of the Board that you vote FOR this resolution.  The named officers in the enclosed proxy will vote FOR this resolution unless you indicate that your vote is AGAINST the resolution.

REMUNERATION OF THE INDEPENDENT DIRECTORS

The Board of Directors recommends that approval be given for the purpose of ASX Listing Rule 10.17 and for all other purposes to increase the maximum amount of cash remuneration payable in aggregate to the Independent Directors by CDN$482,484 from CDN$654,416 to CDN$1,150,000 per financial year.  Such approval to be effective January 1, 2010.

The directors believe that the proposed amendment to the Independent Directors remuneration is appropriate and is considered necessary in order to:

Continue to attract and retain high caliber directors with the appropriate experience and skills to serve the Company effectively;

Allows for an adjustment in line with market conditions;

Remunerate in a manner which considers the increased workload and complexity of the Company's business resulting from the acquisition of Sino Gold Mining Limited, increased regulatory matters associated with the Company's listings on three major stock exchanges; and

Provide the Board with the flexibility to increase the number of future Board members, if appropriate, for example in order to broaden the range of skills of the Board.

Increasing the maximum amount of Independent Directors' aggregate cash remuneration payable does not mean that the whole of the new maximum aggregate cash remuneration will be used immediately.

Shareholders should note that the proposed increase in Independent Directors remuneration does not relate to salaries paid to executive directors.  Executive directors do not receive remuneration in the form of directors retainer and/or fees in addition to their salaries.

Voting Exclusion

In accordance with the Listing Rules of the ASX Limited the Company will disregard any votes cast on resolution 4. by:

Any director of the Company; and

Any associate of a director of the Company

However, the Company need not disregard a vote if it is cast by:

A person as proxy for a person who is entitled to vote, in accordance with the directions of the proxy form; or

The person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

It is the recommendation of the Board that you vote FOR this resolution.  The named officers in the enclosed proxy will vote FOR this resolution unless you indicate that your vote is AGAINST the resolution.

BOARD OF DIRECTORS

Board Mandate

Our Board of Directors is responsible for acting in accordance with its obligations contained in the Canada Busioness Corporations Act ("CBCA"), the Copmany's Articles and By-laws and any other relevant legislation and regulations and each Directors shall:

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BOARD OF DIRECTORS

•	Act honestly in good faith with a view to the best interests of the Company;
•	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

Our Board of Directors is the custodian overseeing Management which is responsible for the day to day conduct of the business.  Our Board takes an active role in assessing and monitoring systems designed by Management to manage the risks of our business, establishing the organization's attitude towards ethics, risk management, compliance with applicable laws and regulatory policies, community relations, environmental, safety and health practices and procedures, financial practices, disclosure and reporting.

Our Board works with Management to establish long-term goals and strategic planning processes and is responsible for approval and progress of the corporate strategy.

Terms of Reference - Board of Directors

The Terms of Reference for the Board of Directors are attached to this Circular as Schedule "A" and are available  on our Website or by contacting the Corporate Secretary.

2010 Nominees

The Board annually reviews its nominee slate of directors to determine that the mix of skills and diversity of views and experience important to Eldorado's strategic direction and oversight are appropriately represented.  The Board believes that the slate of nominee directors being recommended for re-election to the Board for the 2010-2011 term is well equipped to represent the interests of our Shareholders and has a mixture of experience in senior management, governance, compensation and boardroom activities appropriate to address the needs of the Company at this time.

The eight directors seeking election in 2010 are:

John S. Auston

K. Ross Cory

Robert R. Gilmore

Geoffrey A. Handley

Wayne D. Lenton

Jonathan A. Rubenstein

Donald M. Shumka

Paul N. Wright

The following information is effective as of the Record Date.

2010 Nominee Biographies

Our director nominees have confirmed the following information and given their permission for it to be included in this Circular:

John S. Auston

 B.Sc. Honours Geology, McGill University; M.Sc. (Applied) Mineral Exploration, McGill University

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

Corporate Director

                CGNC

Tenure:

April 2003

Compensation Committee

Shares Owned:

8,000

2009 Compensation:

CDN$77,500

Options:

220,000

Other Directorships:

None

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BOARD OF DIRECTORS

K. Ross Cory

MBA, Finance and International Business, UBC; B.Sc. General Science, UBC

Independent Director

Resident:

                BC, Canada

                         Committee Participation:

Occupation:

Corporate Director

                         CGNC, Chair

Tenure:

April 2003

        Audit Committee

Shares Owned:

170,000

2009 Compensation:

CDN$97,500

Options:

220,000

Other Directorships:

Lumina Copper Corp.

Robert R. Gilmore CPA, Chairman of the Board

BSBA Accounting, University of Denver; CPA, Colorado

Independent Director

Resident:

                Colorado, USA

                 Committee Participation

Occupation:

Financial Consultant

Audit Committee, Chair

Tenure:

April 2003

Compensation Committee

Shares Owned:

9,500

2009 Compensation:

CDN$107,000

Options:

88,000

Other Directorships:

Layne Christensen Company

Ram Power

Global Med Technologies

BOARD OF DIRECTORS

Geoffrey A. Handley

B.Sc. Hons, James Cook University of North Queensland

Independent Director

Resident:

 New South Wales, Australia

                Committee Participation:

Occupation:

Corporate Director

Compensation Committee

Tenure:

August 2006

CGNC

Shares Owned:

10,000

2009 Compensation:

CDN$83,500

Options:

220,000

Other Directorships:

Endeavour Silver Corp.

PanAust Limited

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BOARD OF DIRECTORS

Wayne D. Lenton

BS Metallurgical Engineering, Montana School of Mines

Independent Director

Resident:

                 Arizona, USA

          Committee Participation:

Occupation:

Independent Mining Consultant         Compensation Committee Chair

Tenure:

June 1995

Shares Owned:

49,100

2009 Compensation:

CDN$79,500

Options:

220,000

Other Directorships:

Energold Drilling Ltd.

North American Tungsten Corporation Ltd.

Jonathan A. Rubenstein

BA Oakland University, LLB UBC

Independent Director

Resident:

                 BC, Canada

               Committee Participation:

Occupation:

Corporate Director

               Audit Committee

Tenure:

May 2009

Corporate Governance Committee

Shares Owned:

0

2009 Compensation;

CDN$52,166

Options:

100,000

Other Directorships:

MAG Silver Corp.

Detour Gold Corporation

Troon Ventues Ltd.

Rio Nova Gold

Donald M. Shumka

MBA, Harvard University; BA, UBC

Independent Director

Resident:

                 BC, Canada

                 Committee Participation:

Occupation:

President & Managing

Audit Committee

Director, Walden

Compensation Committee

Management Limited

Tenure:

May 2005

Shares Owned:

50,000

2009 Compensation;

CDN$76,000

Options:

160,000

Other Directorships:

Paladin Energy Ltd.

Lumina Copper Corp.

Magma Energy Corp.

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BOARD OF DIRECTORS

BOARD OF DIRECTORS

Paul N. Wright

B.Sc. Mining Engineering, Newcastle University; Member of Canadian Institute of Mining & Metallurgy; Chartered Engineer (UK).

Not Independent

Resident:

                BC, Canada

Occupation:

President & Chief Executive Officer of Eldorado

Tenure:

March 1999

Shares Owned:

125,000

2008 Compensation

For Mr. Wright's 2007 compensation see "Statement of Executive Compensation"

Other Directorships:

Mr. Wright is not a director of any other company

Director Independence

The independence status of each individual director is reviewed annually by the Board.  In that regard, the Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation, which in the view of the Board could reasonably be perceived to materially interfere with the exercise of the director's independent judgment.  All nominee directors, except Mr. Wright, a member of management, are considered by the Board to be independent as defined under NI 58-101.

In Camera Sessions of the Board

The Board and the Audit Committee meet without Management during regularly scheduled meetings.  In addition, the CGNC and the Compensation Committee meet without Management at times and locations they decide as necessary.   In 2009 the Board met four times without Management and the Audit Committee met two times without Management.

Meeting Attendance

In 2009 our directors attended 99% of board and committee meetings and all nominated directors attended the 2009 AGM.

2009 Board and Committee Meeting Attendance

Director	Board Meeting	Audit Comm. Meeting	Compensation Comm. Meeting	CGNC Meeting
James Askew (8)	0 of 15	N/A	N/A	N/A
John Auston (2)(3)(4)	14 of 15	N/A	6 of 7	3 of 4
Peter Cassidy (8)	0 of 15	N/A	N/A	N/A

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BOARD OF DIRECTORS

Director	Board Meeting	Audit Comm. Meeting	Compensation Comm. Meeting	CGNC Meeting
Ross Cory (1)(3)(5)	15 of 15	7 of 7	N/A	4 of 4
Robert Gilmore (1)(2)(5)	15 of 15	7 of 7	7 of 7	N/A
Geoffrey Handley (2)(3)(4)	15 of 15	N/A	7 of 7	4 of 4
Wayne Lenton (2)	14 of 15	N/A	7 of 7	N/A
Hugh Morris (1)(3)(4)	13 of 15	7 of 7	N/A	4 of 4
Donald Shumka (1)(2)(6)	14 of 15	6 of 7	2 of 7	N/A
Jonathan Rubenstein (1)(3)(7)	10 of 15	3 of 7	N/A	2 of 4
Paul Wright	15 of 15	N/A	N/A	N/A

 (1)

Audit Committee:

Robert Gilmore, Chair

Ross Cory

Hugh Morris

Donald Shumka

Jonathan Rubenstein

(2)

Compensation Committee:

Wayne Lenton, Chair

John Auston

Robert Gilmore

Geoffrey Handley

Donald Shumka

(3)

Corporate Governance &

Ross Cory, Chair

John Auston

Nominating Committee:

Geoffrey Handley

Hugh Morris

Jonathan Rubenstein

(4)

Pursuant to the Terms of Reference of the Board of Directors, members of the Board who are conversant in the technical aspects of reserve and resource calculations meet regarding the preparation and calculation procedure of the reserve and resource calculation and the credentials of the qualified person responsible for the preparation of the reserve and resource statement and report their findings back to the Board.  Mr. Handley, Mr. Morris and Mr. Auston met with Management one time in 2009.

(5)

The Company formed a Due Diligence Committee for the purposes of the review of the Implementation Booklet pursuant to the acquisition in December 2009 of Sino Gold Mining Limited.  The Due Diligence Committee met seven times throughout the transaction.

(6)

Mr. Shumka was appointed a Member of the Compensation Committee on May 9, 2009;

(7)

Jonathan Rubenstein was elected to the Board of Directors on May 6, 2009.

(8)

Pursuant to the terms and conditions of the Scheme Implementation Deed between the Company and Sino Gold Mining Limited Mr. Askew and Mr. Cassidy joined the Board effective with the completion of the transaction on December 15, 2009.  Neither Mr. Askew nor Mr. Cassidy were appointed to any Committees of the Board in 2009 and did not attend any Board Meetings in 2009.  Mr. Askew and Mr. Cassidy are both Independent Directors of the Company.

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BOARD OF DIRECTORS

Directors Share Ownership

Our Board believes it is important that Directors align their commitment to the Company with that of the Shareholders.  Effective December 31, 2008 (the "Implementation Date") the Board of Directors approved a policy that requires an Independent Director to own or control shares equivalent to two times the annual director retainer to be purchased by the third anniversary of the Implementation Date or; if the Director was appointed or elected after the Implementation Date, the third anniversary of the date on which the Director was first appointed or elected to the Board.  Upon an increase to Director remuneration the acqusition period is adjusted accordingly.  For details of the nominee director share ownership refer to Nominee Directors this Circular.

Director Compensation

During the financial year ended December 31, 2009, a total of $654,416 was paid in fees and retainers to the non-executive directors and each Independent Director, with the exception of Mr. Rubenstein received 20,000 stock options.  Mr. Rubenstein was first elected to the Board of Directors on May 7, 2009 and in accordance with the Company's Director Compensation Policy was granted 100,000 stock options upon election.

Our Independent Directors are paid for their services as directors through a combination of retainer, meeting attendance fees and stock options.  Retainers and fees are paid quarterly in arrears.  The table below details the 2009 retainer and fee structure.

Director Cash Compensation 2009	CDN$
Annual Board Retainer	40,000
Annual Board Chairman Retainer	75,000
Annual Audit Committee Chair Retainer	10,000
Annual Compensation Committee Chair Retainer	5,000
Annual CGNC Chair Retainer	5,000
Board and Committee Meeting Fee (per meeting)	1,500

Independent Directors are reimbursed for incidental expenses resulting from service to the Board and a travel allowance of CDN$750 per day if their travel to meetings is from outside of British Columbia.

Directors elected to the Board for their first term are granted 100,000 stock options administered under the terms and conditions of the Officers & Directors Stock Option Plan.

Below is a summary of total compensation earned in during the financial years ended December 31, 2009 and 2008 by the Company's Independent Directors.

Name	Year	Total Cash Compensation CDN$	Option Based (7) Awards CDN$ #	Total Comp CDN$

James Askew (8)	2009	Nil	Nil	Nil
John Auston	2009	77,500	99,200	176,700
(2) (3) (4)			20,000 options
	2008	57,000	217,000	274,000
			100,000 options

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BOARD OF DIRECTORS

Name	Year	Total Cash Compensation CDN$	Option Based (7) Awards CDN$ #	Total Comp CDN$
Peter Cassidy (8)	2009	Nil	Nil	Nil
Ross Cory	2009	97,500	99,200	196,700
(1) (3) (5)			20,000 options
	2008	56,500	217,000	273,500
			100,000 options
(1) (2) (5)
Robert Gilmore	2009	107,000	99,200	206,200
(1) (2) (5)			20,000 options
	2008	70,000	217,000	287,000
			100,000 options
Geoffrey Handley	2009	83,500	99,200	182,700
(2) (3) (4)			20,000 options
	2008	65,000	217,000	282,000
			100,000 options
Wayne Lenton	2009	79,500	99,200	178,700
(2)			20,000 options
	2008	55,000	217,000	272,000
			100,000 options
Hugh Morris	2009	115,500	99,200	214,700
(1) (3) (4)			20,000 options
	2008	74,500	217,000	291,500
			100,000 options
Donald Shumka	2009	76,000	99,200	175,200
(1) (2)			20,000 options
	2008	52,500	217,000	269,500
			100,000 options
Jonathan Rubenstein	2009	52,166	496,000	548,166
(1) (3) (6)			100,000 options

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BOARD OF DIRECTORS

(1)

Audit Committee:

Robert Gilmore, Chair

Ross Cory

Hugh Morris

Donald Shumka

Jonathan Rubenstein

(2)

Compensation Committee:

Wayne Lenton, Chair

John Auston

Robert Gilmore

Geoffrey Handley

Donald Shumka

(3)

Corporate Governance &

Ross Cory, Chair

John Auston

Nominating Committee:

Geoffrey Handley

Hugh Morris

Jonathan Rubenstein

(4)

Pursuant to the Terms of Reference of the Board of Directors, members of the Board who are conversant in the technical aspects of reserve and resource calculations meet regarding the preparation and calculation procedure of the reserve and resource calculation and the credentials of the qualified person responsible for the preparation of the reserve and resource statement and report their findings back to the Board.  Mr. Handley, Mr. Morris and Mr. Auston met with Management one time in 2009.

 (5)

The Company formed a Due Diligence Committee for the purposes of the review of the Implementation Booklet pursuant to the acquisition in December 2009 of Sino Gold Mining Limited.  The Due Diligence Committee met seven times throughout the transaction.

(6)

Jonathan Rubenstein was elected to the Board of Directors on May 7, 2009.

(7)

The CDN$ value of options is calculated using Black-Scholes

        (8)  Pursuant to the terms and conditions of the Scheme Implementation Deed between the Company and Sino Gold Mining Limited Mr. Askew and Mr. Cassidy joined the Board effective with the completion of the transaction on December 15, 2009.  Neither Mr. Askew nor Mr. Cassidy received any compensation for service on the Board in 2009.

As of December 31, 2009 the Independent Directors hold the following unexercised stock options:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($CDN)	Unexercised Stock Options as at December 31, 2009 (#)			Value of Unexercised In-the-Money Stock Options at December 31, 2009 ($CDN)
			Exercisable		Unexercisable	Exercisable	Unexercisable
ExercisePrice
James Askew (2)	Nil	Nil	Nil	N/A	N/A	N/A	N/A
John Auston	Nil	Nil	100,000 66,666 6,666	7.12 6.44 9.81	Nil 33,334 13,334	780,000 565,328 34,063	Nil 282,672 68,137
Peter Cassidy (2)	Nil	Nil	Nil	N/A	N/A	N/A	N/A

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Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($CDN)	Unexercised Stock Options as at December 31, 2009 (#)			Value of Unexercised In-the-Money Stock Options at December 31, 2009 ($CDN)
			Exercisable		Unexercisable	Exercisable	Unexercisable
				ExercisePrice
Ross Cory	100,000	447,000	100,000 66,666 6,666	7.12 6.44 9.81	Nil 33,334 13,334	780,000 565,328 34,063	Nil 282,672 68,137
Robert Gilmore	132,000	538,800	34,000 666 6,666	7.12 6.44 9.81	Nil 33,334 13,334	265,200 5,648 34,063	Nil 288,320 68,137
Geoff Handley	95,000	385,734	100,000 66,666 6,666	7.12 6.44 9.81	Nil 33,334 13,334	780,000 565,328 34,063	Nil 282,672 68,137
Wayne Lenton	100,000	447,000	100,000 66,666 6,666	7.12 6.44 9.81	Nil 33,334 13,334	780,000 565,328 34,063	Nil 282,672 68,137
Hugh Morris	200,00,000	1,151,000	66,666 6,666	6.44 9.81	33,334 13,334	565,328 34,063	282,672 68,137
Jonathan Rubsenstein			100,000	9.81	nil	511,000	Nil
Donald Shumka	160,000	1,051,604	100,000 6,666 6,666	7.12 6.44 9.81	Nil 33,334 13,334	780,000 56,528 34,063	Nil 282,672 68,137

Note:

(1)

Based on a market value of Cdn$14.92 per share, being the closing trading price per Common Share on the TSX as of December 31, 2009.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

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BOARD OF DIRECTORS

(2)

Pursuant to the terms and conditions of the Scheme Implementation Deed between the Company and Sino Gold Mining Limited Mr. Askew and Mr. Cassidy joined the Board effective with the completion of the transaction on December 15, 2009.  Neither Mr. Askew nor Mr. Cassidy were granted any stock options in 2009.

Directors Liability Insurance and Indemnification

The CBCA and our By-Laws provide for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of his or her association with the Company, subject to the limitations of the CBCA.

In addition, the Company has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on July 1, 2009, is US$ 50 million in the aggregate, inclusive of defense costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of US$0.5 million for each loss for securities claims and non-securities claims. The total premium charged to the Company in respect of coverage for 2009 was US$434,830 no part of which is or was payable by the directors or officers of the Company.

Each Director and officer enters into an individual indemnity agreement with the Company.  Under this agreement, the Company agrees to indemnify and save harmless the director or executive officer from and against any cost and all costs, charges and expenses incurred by the director or executive officer in respect of any civil, criminal, administrative, investigative or other proceeding in which the director or executive officer is involved by reason of being or having been a director or executive officer of the Company, provided certain conditions are met.

Loans to Directors

We do not make, or have outstanding, loans to our Directors.

Director Orientation and Continuing Education

The Board oversees an orientation process that familiarizes new Directors with our exploration, development and operation activities, the role of the board, its committees and its directors.   Management provides monthly management reports to each Director and Directors are invited to participate in presentations by our international senior management and site visits to our development projects and operations.

Director Assessments

Annually the CGNC distributes a directors' questionnaire ("Directors' Questionnaire") to be completed by all Directors of the Company.  The Directors Questionnaire is designed to assist the Board in assessing the Directors, the Board and its Committees.  The results of the Directors Questionnaire are tabulated and recommendations for the coming year are made based on the results of the responses.

Terms of Reference - Director

The Terms of Reference for a Director are available on the Website or by contacting the Corporate Secretary.

Position Descriptions

Our Board has developed Terms of Reference for the Board of Directors and the Independent Chairman of the Board.  Such Terms of Reference are reviewed annually for compliance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where we are listed.  The Terms of Reference can be found on our Website or by contacting the Corporate Secretary.

The position description for the CEO has been developed and approved by the Board of Directors and is reviewed annually by the Compensation Committee as part of the CEO's evaluation process.

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BOARD OF DIRECTORS

Other - Directorship

Certain of our directors serve as directors on boards of other reporting issuers in Canada or in a foreign jurisdiction.  Please refer to the biographies of each director nominee in the section on Board of Directors in this Circular for additional information.

Ethical Business Conduct

Eldorado and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  Our Code of Business Conduct and Ethics was adopted on October 27, 2004 is reviewed annually.  The Code summarizes the legal, ethical and regulatory standards that we follow and serves as a reminder to our directors, officers, employees and contractors of the seriousness of our commitment to ethical business conduct.  Compliance with the Code and high standards of business conduct is mandatory for every director, officer, employee and contractor of the Company and its affiliates and subsidiaries.  The Board does not monitor compliance with the Code, but rather relies on the oversight of our Internal Controls to monitor compliance.

The Code is available on our Website and on SEDAR under the Company's name or by contacting our Corporate Secretary.  The Code is posted in each of our offices and operations and all directors, officers, employees and contractors are required to both acknowledge their understanding of the terms of the Code and to attest to their compliance with those terms on an annual basis.  The acknowledgement and agreement to the Code forms part of the Company's employment requirements.

Pursuant to the Code we have adopted a "Whistle Blower" policy whereby directors, officers and employees can report suspected illegal or unusual behavior within the Company.  Reports are made in confidence concerning any known or suspected violations of laws, governmental regulations or this Code, anonymously through our web based service provider in any language and translated into English and addressed to the Chair of our Audit Committee and/or the Corporate Secretary.  Additionally, the Chair of our Audit Committee or our Corporate Secretary may be contacted with a question or concern about the Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously.  The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.  The contact details to report suspected violations and to confirm guidelines are listed in the Code and its attachments.

We will not allow any retaliation against any director, officer, employee or contractor of the Company, its affiliates or subsidiaries who acts in good faith in reporting any violation to the board of directors

Conflict of Interest

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or Committee meetings to allow independent discussion of points in issue.

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as mandated in the respective Terms of Reference for each and in the Code.  In this manner the Board encourages and promotes a culture of ethical business conduct.

The Board has in place a policy whereby individual directors are able to engage any outside advisors at the Company's expense that he/she believes necessary in order to assist in fulfilling their responsibilities.  The engagement and payment by the Company for the services of an outside advisor are subject to approval by the Chairman of the CGNC.

Nomination of Directors

Our Independent Directors are involved in the identification and nomination of new candidates for the Board.  Directors participate in discussions designed to identify skill sets and individuals that would enhance the proficiency of the Board. Pursuant to its Terms of Reference the CGNC is responsible for nominating new candidates for the Board.  Terms of Reference for the CGNC establish the process of identifying, recruiting, nominating and appointing directors and have been written in accordance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company has its securities listed.

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COMMITTEES OF THE BOARD

Committee Independence

All Board Committees are 100% independent.  We have affirmed that all Committee members meet the standard of director independence as set out in the NI 58-101 and in the case of the Audit Committee as required by NI 52-110.

The Audit Committee

The Audit Committee is responsible for overseeing Management's responsibilities for financial reporting, internal controls, the audit process, and oversight of the Code.  The Audit Committee also recommends the appointment of our external auditor, reviews the annual audit plan and auditor compensation, reviews hiring policies regarding former staff and auditor.   The external auditor, KPMG LLP reports directly to the Audit Committee.  Audit services in 2009 were carried out by KPMG LLP.    In 2009 $787,053 were paid in audit and audit related fees and equaled 39% of all fees paid to the independent auditor.  Of the 61% of fees paid to KPMG for non-audit related services a significant portion was paid in relation to services provided by KPMG with respect to the Sino Gold Mining Limited Implementation Scheme.

See "Audit Committee" in our annual information form, for particulars regarding our Audit Committee's Terms of Reference and the Audit Committee's pre-approval policies and procedures for non-audit consultant services and the service fees paid to our Auditor as well as other related matters.

Report of the Audit Committee

The Audit Committee is currently composed of five financially literate Independent Directors.  (For particulars on the experience and education of the members of our Audit Committee please refer to pages 16 through 18 of this Circular.)

The Audit Committee requires that, in compliance with applicable legislation, the lead audit partner is rotated every five years and that a firm other than the independent audit firm is engaged for the performance of non-audit related services.  The lead audit partner has provided services to the Company for one year.

The Audit Committee has reviewed the financial disclosure pertaining to audit-related fees paid to KPMG LLP in this Circular and the 2009 Audited Financial Statements and recommends to the Board that this information be included in the proxy materials distributed to the Shareholders in preparation for the AGM.

Submitted on behalf of the Audit Committee

Robert Gilmore, Chairman

Ross Cory

Hugh Morris

Donald Shumka

Jonathan Rubenstein

The Corporate Governance and Nominating Committee

Management and the Board of Directors are committed to good governance practices. The CGNC was established to work with Management in the continued development of the Company's corporate governance framework including its review on a regular basis of the Company's corporate governance policies and practices and monitoring the Company's risk management program.  The CGNC is made up entirely of independent directors.  Additional details of the responsibilities undertaken by the CGNC are available by accessing the CGNC Terms of Reference on the Company's Website or by contacting our Corporate Secretary.

Report of the Corporate Governance and Nominating Committee

The CGNC oversees and monitors the Company's corporate governance policies and practices.  Amongst other duties, the CGNC is accountable for the director identification and nomination process, board committee appointments and assessment of the board and directors.  The Committee routinely evaluates the competencies of the Board as a whole taking into consideration independence, skills and experience necessary for an effective Board.

The CGNC has reviewed this disclosure and recommended to the Board that it be included in this Circular.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMMITTEES OF THE BOARD

Submitted on behalf of the CGNC

Ross Cory, Chairman

John Auston

Geoffrey Handley

Hugh Morris

Jonathan Rubenstein

The Compensation Committee

The Compensation Committee assists Management in the development of the Company's compensation structure.  In addition, the Compensation Committee is responsible for the review and recommendation of CEO and executive officers performance and compensation.

None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our NEO's (Named Executive Officers) have served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.

Report of the Compensation Committee

The Compensation Committee is responsible for the development and review of director and executive compensation and policies.

The Compensation Committee annually reviews the composition of the compensation packages of senior executives and undertakes a detailed review of each executive's performance against his or her objectives as set in the

Company's short term incentive plan.  A review of peer company cash and stock based compensation is undertaken annually to assess the competitiveness of the Company's total compensation package for senior management and director compensation.  Management has engaged Mercer (Canada) Limited to provide specific support to it on executive compensation matters during the most recently completed fiscal year. This support has consisted of the provision of general market observations with respect to market trends and issues and the provision of benchmark market data. Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to management by Mercer.  In addition to this mandate, Mercer provides general employee and expatriate compensation consulting services to the Company.  In addition, the Compensation Committee reviews reports of independent compensation surveys including the Coopers Consulting 2009 Mining Salary Survey Corporate Report , the Patrick O'Callaghan & Associates and Korn Ferry International Report on Corporate Board Governance and Director Compensation.   For further details on how the Compensation Committee determines its recommendations for Executive Compensation refer to the Compensation Discussion & Analysis pages 28 to 38 of this Circular.  For further information on the functions of the Compensation Committee refer to the Terms of Reference on the Company's Website or by contacting our Corporate Secretary.

The Compensation Committee has reviewed the compensation disclosure in this Circular, including the Report on Compensation, and recommended to the Board that it be included.

Submitted on behalf of the Compensation Committee

Wayne Lenton, Chairman

John Auston

Robert Gilmore

Geoffrey Handley

Donald Shumka

Terms of Reference - Committees of the Board

See "Audit Committee" in our annual information form Terms of Reference - Audit Committee, for particulars regarding our Audit Committee's Terms of Reference.  The Compensation Committee and the CGNC Terms of Reference are available on our Website or by contacting the Corporate Secretary.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMMITTEES OF THE BOARD

Reserves and Resources Review

Pursuant to its Terms of Reference, the Board reviews Management's process of evaluation of the Company's reserves and resources.  The Board has appointed a panel of Directors composed of members of the Board who are technically competent and proficient in reserves and resources estimation whose responsibility it is to report to the Board on its review of Management's estimate of the Company's reserves and resources.

Environmental Assessment

The Board, as a whole, reviews and approves recommendations and procedures for monitoring our environmental, health and safety practices.  The Board receives a detailed Environmental Health & Safety Report and conducts a review of the Report at each regularly scheduled quarterly Board Meeting.

Risk Assessment

It is one of the functions of the CGNC to monitor the Company's risk management program.  It is the Board's responsibility, as a whole, to review and approve recommendations, development programs and procedures for monitoring risks and a review is undertaken at each regularly scheduled Board Meeting including oversight of the identification of our principal risks including, addressing acceptable levels of risk and overseeing the development of appropriate systems to manage the risks.

 COMPENSATION DISCUSSION AND ANALYSIS

Set out below is the Compensation Discussion and Analysis, which explains the Company's executive compensation programs and policies written from the perspective of how the Board of Directors, the Compensation Committee, the Corporate Governance and Nominating Committee and Management use such programs and interpret such policies.  Given the role of the Compensation Committee in the oversight of the programs and policies when determining and reporting Executive Compensation and the role of the Corporate Governance and Nominating Committee to review corporate disclosure policies and practices, both committees participated in the review of the Compensation Discussion and Analysis.

Earning and maintaining the trust of our shareholders through transparent disclosure and performing to our stated plan has been a cornerstone of Eldorado's success.  We understand that supplying appropriate transparency to our shareholders will provide an understanding of how the decisions of executive compensation are made.  Executive compensation practices and procedures at Eldorado have been developed over many years, examined annually and re-examined periodically through the year as economic and industry events influence our market.

The Compensation Committee meets both formally and informally to discuss the components of executive compensation and their application to ensure that the programs and the policies are updated and improved to meet the Company's needs to:

•

attract and retain an outstanding executive team;

•

recognize competitive industry standards;

•

reward exceptional contributions to the Company's success;

•

reward performance as mandated by pre-determined objectives;

•

provide insurance and retirement benefits; and

•

acknowledge the reporting requirements of securities and corporate governance regulators.

We believe that our shareholders want corporate leaders who will run Eldorado in a way that protects and grows their investment.  The team at Eldorado has a proven record of doing just that.  We have experienced stable growth and in 2009 Eldorado had an increase in share appreciation of 55%.  Eldorado remains one of the lowest cost pure gold producers.

Attaining and maintaining this standard of performance demands an executive leadership team of substantive knowledge, experience and agility.  In order to properly attract and retain such an executive team Eldorado has designed its compensation philosophy to:

1.

Offer a base salary component that is competitive with its peer group and within recommended industry parameters.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

2.

Motivate senior executives to deliver high performance in relation to specific corporate, operational and individual goals.

3.

Distinguish compensation components to recognize individual and team performance.

4.

Offer an equity component that provides an opportunity to the Company's executives to align their interests with those of the shareholders by acquiring Eldorado shares.

5.

Balance rewards to recognize short-term results and the long term strategic development of the Company.

2009 Compensation Components for Eldorado Executive team:

Current Year

Salary, and performance based awards pursuant for the reporting year.  There were no Merit Awards in 2009.

Longer-Term

Equity based compensation including Incentive Stock Options for the reporting year.  No stock options or Bonus Unit Awards were granted in 2009.

Full Career

Pension Plan and Supplemental Executive Retirement Plan  for the reporting year.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Current Year

Annual Base Salary

Annual base salary levels are determined by performing a comparison of salaries of similar positions within our peer group companies.  The Company does not pay above market or preferential base salaries, and targets its annual base compensation to fall within acceptable ranges (80 - 120% of the 50th percentile) of our peer group.

Agnico Eagle Mines Ltd.

First Quantum Minerals Ltd.

Rand Gold Resources Ltd.

Lihir Gold Limited

Yamana Gold Inc.

IAM Gold Corp.

Inmet Mining Corp.

Lundin Mining Corp.

COMPENSATION DISCUSSION AND ANALYSIS

Short Term Incentive Bonus ("STIP")

Our Short Term Incentive Bonus Plan is designed to reward for results and provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures and designed to:

•

Give an incentive to stretch the participant's contribution

•

Align the individual contribution with company objectives

•

Communicate key objectives which are valued most highly

•

Reward senior management employees for achieving objectives commensurate with the business and operational results of the Company

The STIP is based on a formula which includes:

1.

Objectives:

For each objective, three achievement levels will be defined:

a)

Threshold achievement, which is a non-stretch level, at or below which no award will be paid for this objective.  This is the minimum expected before an award can be earned.

Achievement Level Factor = 0.0

b)

Target achievement, which is the desired level of stretch achievement, and will normally describe the business plan or budget for the year.

Achievement Level Factor = 1.0

c)

Challenge achievement, which is exceptional achievement over the expectations of the business plan and required to pay a maximum award.

Achievement Level Factor = 2.0

If achievement results are between two of the above levels, then the Achievement Level Factor will be prorated linearly.

At the discretion of the Compensation Committee an Achievement Level Factor greater than two may be applied for performance that is significantly superior to that of the Challenge achievement.

2.

Target Award Levels

The Target Award Level for each participant is the percentage of base salary which will be awarded if the participant meets, but does not exceed, their target achievement level for each objective.   The award is subject to statutory deductions.

For the purposes of the STIP, base salary is the annualized salary earned by the participant on December 31st of the year being measured.    It excludes any additions to base salary such as expatriate allowances.

ELDORADO GOLD CORPORATION

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COMPENSATION DISCUSSION AND ANALSYSIS

3.

Award Formula

Award = Salary  x  Percent Target Award Level

x  Sum of  (Weighting Factors  x  Achievement Level Factors)

In 2009 the Target Award Levels for the NEO's of the Company were:

President & CEO

75% of base salary

Chief Financial Officer

50% of base salary

Chief Operating Officer

50% of base salary

Vice President Operations

40% of base salary

Corporate Secretary

40% of base salary

The total STIP award in 2009 to the NEO's was CDN$1,940,500.  Statutory deductions in accordance with Canada Revenue Agency legislation are deducted from the award.

The following tables provide information pertaining to the 2009 STIP Objectives, Weightings and Achievement Levels for the NEO's.

Corporate and Operational Objectives	Participant	Achievement	Achievement Level
1. Net Income per Share	Paul Wright Earl Price Dawn Moss	Challenge level was met. A year ending share price that significantly exceeded the 2009 target.	3.0
2. Cash Flow from Operations per Share	Paul Wright Earl Price Norm Pitcher Dawn Moss Paul Skayman	Challenge level was met. Actual cash flow from operations exceeded the 2008 target.	3.0
3. Capital Program	Earl Price Norm Pitcher Paul Skayman	Target level was 80% of Plan.	0.5
4. Exploration Program	Norm Pitcher	Target level was met. Exploration programs were implemented to advantage over Plan.	1.5
5. Share Price as compared to the average performance of the TSX Gold Index Companies	Paul Wright Earl Price Norm Pitcher Dawn Moss	Challenge level was met. Actual Company performance to the average performance of the TSX Gold Index companies = 145%. A significant advantage over the 2009 target.	3.0
6. Ending Unrestricted Cash Balance	Paul Wright Earl Price Norm Pitcher	Challenge level was met. Ending unrestricted cash balance in excess of the 2009 target and to a significant benefit to the Company.	3.0

ELDORADO GOLD CORPORATION

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COMPENSATION DISCUSSION AND ANALYSIS

Corporate and Operational Objectives	Participant	Achievement	Achievement Level
7. Reserves & Resources Per Share	Paul Wright Norm Pitcher	Target level was met. Reserves & Resources increased to a significant advantage over 2008 levels.	2.0
9. Vila Nova Cost Per Tonne	Paul Skayman	The Vila Nova Iron Ore Project was placed on care & maintenance in 2009 due to the low iron ore costs; a nominal level of award was granted	1.0
10. Vila Nova Production	Paul Skayman	The Vila Nova Iron Ore Project was placed on care & maintenance in 2009 due to the low iron ore costs; a nominal level of award was granted	1.0
14. Kisladag Gold Production	Paul Skayman	Met plan	1.0
15. Kisladag Cash Operating Cost	Paul Skayman	Met plan	1.0
21. Tanjianshan Gold Production	Paul Skayman	Met plan	1.0
22. Tanjianshan Operating Cost	Paul Skayman	Significant advantage over plan	2.0

Personal Objectives			Average Achievement Level
Paul Wright	Mr. Wright's personal objectives in 2009 were focused on the Company's growth and permitting activities.	Mr. Wright met and surpassed the Target Achievement Level of his stated Objectives. Key to Mr. Wright's achievements was the acquisition of Sino Gold Mining Limited.	1.8
Earl Price	Mr. Price's personal objectives in 2009 were focused on the management of the Company's implementation of IFRS and financial reporting package; and the development of a financial plan to complement the Company's growth strategy.	Mr. Price met his established Target Achievement Level of his stated Objectives.	1.0
Norm Pitcher	Mr. Pitcher's personal objectives in 2009 were focused on development and integration of the senior management technical team; and permitting initiatives at Perama Hill.	Mr. Pitcher met some, but not all Achievement Levels in his stated Objectives.	0.8

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALSYSIS

Paul Skayman	Mr. Skayman's personal objectives in 2009 were focused on development of the VP Operations role; and Company wide safety program.	Mr. Skayman met and surpassed his established Target Achievement Level of his stated Objectives	1.5
Dawn Moss	Ms. Moss's personal objectives in 2009 were focused on supporting the Company's growth initiatives; corporate reorganization; governance and compliance; and legal interface	Ms. Moss met and surpassed her established Target Achievement Level of her stated Objectives.	1.5

Weighting

Participant	Corporate and Operational Objectives	Personal Objectives
Paul Wright	55%	45%
Earl Price	60%	40%
Norm Pitcher	70%	30%
Paul Skayman	80%	20%
Dawn Moss	25%	75%

Merit  Awards

Merit Awards are reserved for extraordinary performance resulting in significant benefit to the Company.  There were no Merit Awards in 2009.

Longer Term Performance (LTI)

Bonus Awards Units Plan

Our officers, employees and consultants are eligible to participate in a Bonus Awards Units Plan that permits participation in the success of the Company over the medium term.  Pursuant to the terms of the Bonus Plan, our Board may from time to time grant bonus awards to Bonus Plan Participants.  Pursuant to the terms of the bonus awards, Bonus Plan Participants may redeem bonus awards that have vested upon the achievement of the vesting performance targets and/or the expiration of the time vesting period, as determined in the discretion of the Board, during a performance period, on any valuation day they elect, provided all other terms of the grant have been met.  Vested bonus awards will automatically be redeemed on or before one trading day before December 15 of the calendar year in which the bonus award vests subject to any blackout period restrictions.

ELDORADO GOLD CORPORATION

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COMPENSATION DISCUSSION AND ANALYSIS

Bonus Plan Participants are entitled to receive a cash value of the award that is equal to the appreciation value of each bonus award being redeemed on the valuation date.   The appreciation value is the value equal to the greater of (a) the excess of the market value of a common share on the valuation day over the market value of a common share on the grant date and (b) zero.  Market value is based on the total volume weighted average trading price of a common share, calculated by dividing the total value by the total volume of the common shares traded on the TSX, or another stock exchange where the majority of trading volume of the common shares occurs for the five trading days immediately preceding the relevant day.

All bonus awards that fail to vest on or prior to the expiry of the performance period or are redeemed in accordance with the Bonus Plan, are cancelled.  In the event of termination of employment or engagement for any reason other than cause, Bonus Plan Participants shall be entitled to have any outstanding bonus awards redeemed to the extent such bonus awards have vested on the date of termination and not yet been redeemed.

If employment is terminated prior to the expiry of the performance period by the Company for any reason other  than cause at any time in the six months following a change of control of the company or by the Bonus Plan Participant if the Company makes a material adverse change in the location, salary, duties or responsibilities of employment at any time in the six months following  a change of control and notice is provided to the Company within 30 days of the material adverse change then any outstanding awards that have not yet vested on termination shall be deemed to have vested on such date. In the event of termination of employment or engagement for cause, all bonus awards whether vested or not and all right to cash payments shall be forfeited and cancelled as of the date of termination.

Except as set out above and otherwise determined by the Board all rights with respect to award units that are not vested are relinquished and cancelled upon termination of employment or engagement.  The Board may however accelerate the vesting time period or otherwise waive vesting terms and certain other terms.

There were no Bonus Awards Units granted in 2009.

Stock Options

The Board believes that directors, officers and employees should have a stake in the future growth of the Company and that the interests of the directors, officers and employees should be aligned with those of the shareholders.  Directors, officers and employees are eligible to participate in the Company's Incentive Stock Options Plans.  The Company's incentive stock option plans for Employees, Consultants & Advisors and for Officers & Directors ("the  Stock Option Plans") are the only stock based compensation provided.  Approval of stock options is at the discretion of the Board of Directors under the terms and conditions of the Plans as described in this Circular.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

In 2009 the Compensation Committee engaged an independent consultant to undertake a peer company study which included stock options and full value equity securities.  The Company does not have a plan to issue full value securities.  The methodology utilized to calculate the expected value of stock options is calculated as the product of the share price on the date of grant, the number of options granted, and the Black-Scholes multiple, which is based on the following variables:  stock option price, the exercise price and expected life of the options, a risk-free rate of return applicable to the expected life of the option, a measure of the stock's volatility and an estimate of the stock's future dividend yield.

Summary Market Results

Eldorado's 3-year average LTI for the President & Chief Executive Officer, Chief Operating Officer and Chief Financial Officer levels are between the 50th and 75th percentile.  LTI comparables for the VP Administration & Corporate Secretary are in the range of 40% - 50% of the market median.

The peer group companies were represented by:

Agnico Eagle

Yamana Gold Inc.

Lihir Gold Ltd.

Randgold Resources Ltd.

First Quantum Minerals Ltd.

                Lundin Mining Corp.

IAM Gold Corp.

Inmet Mining Corp.

Full Career Performance

Pensions

Defined Benefits Pension

Mr. Wright, Mr. Price, Mr. Pitcher and Ms. Moss are accruing benefits under the Eldorado Pension Plan for Designated Employees, a registered pension plan under the Income Tax Act and under a Supplemental Executive Retirement Plan.  The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a 3 year period multiplied by years of service.  The normal retirement age for payment of the accrued pension is age 65.  Parties may retire after reaching the age of 55.  Retirement prior to age 60 will result in a reduced pension to reflect commencement prior to age 60, except in the case of Mr. Wright who is eligible to receive an unreduced pension at age 55. The pension is payable in the form of a joint and two-thirds survivor pension with a five year guarantee.

The following table details the pension entitlements of Mr. Wright, Mr. Price, Mr. Pitcher and Ms. Moss as of December 31, 2009.

Name	Number of years	Annual benefits		Accrued obligation	Compensatory change	Non-compensatory change	Accrued obligation
	credited service	payable		at start of year		Change	at year end
	(#)	($)		($)	($)	($)	($)
		At year end	At age 65

Paul Wright	13.5	391,714	623,841	3,494,115	1,042,111	1,184,639	5,720,865

Earl Price (1)	12.8	144,879	N/A	1,184,541	178,600	300,508	1,663,649

Norm Pitcher	6.2	70,924	186,039	574,431	155,094	242,840	972,366

Dawn Moss	11.1	65,702	113,126	580,909	228,246	203,168	1,012,322

(1)  Retired effective December 31, 2009

ELDORADO GOLD CORPORATION

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COMPENSATION DISCUSSION AND ANALYSIS

The annual benefits payable are based on highest annual average earnings at December 31, 2009.  The actuarial valuation method and the significant assumptions that the Company applied in quantifying the accrued obligation at year end are detailed in the footnotes to the Company's Audited Annual Financial Statements for the year ended December 31, 2009.

Mr. Skayman is eligible to participate in the Company's Registered Retirement Saving Plan contribution.  The Company will make a contribution to Mr. Skayman's registered retirement savings plan of the maximum annual allowable contribution under Revenue Canada legislation and the Company portion of the contribution will be based on a 2:1 shared contribution with Mr. Skayman.

Benefits

The Company's NEO benefits plan includes:  medical, extended health, dental, disability, critical illness and life insurance coverage.  Perquisites for Mr. Wright and Mr. Price consist of parking, club memberships and an annual health assessment.  Perquisites for Mr. Pitcher, Ms. Moss consist of parking and an annual health assessment.

Executive Compensation Practices

On an annual basis the Compensation Committee reviews and approves the NEO's terms of employment, performance objectives and assesses the performance of the Chief Executive Officer for the prior year.  The Compensation Committee makes its recommendations for adjustments to the NEO's compensation in the form of a written report to the Board.

We compensate our NEO's at a level and in a manner that allows the Company to be able to attract, motivate and retain individuals with exceptional executive skills.  The Compensation Committee monitors levels of executive remuneration to determine whether overall compensation reflects the Company's objectives and philosophies.

The key components comprising NEO compensation are base salary, STIP, participation in the executive pension plans or RRSP contribution scheme and participation in an incentive stock option plan.

In establishing base salaries and salary ranges, the Compensation Committee sets levels that are consistent with the Company's compensation philosophy and competitive with its peer group.  The Company's compensation practices set target ranges of 80% - 120% of the 50th percentile of its peer group of companies.  The base salaries for the NEO's are set out under the Summary Compensation Table.

The Chief Executive Officer does not participate in discussions or reviews relating to his own compensation.

As noted above, the Company provides annual incentive compensation to its senior officers, including the Named Executives, through the provision of incentive bonuses, the STIP.  The STIP is designed to give an incentive to stretch the participant's contribution; align the individual's contribution with Company objectives, communicate key objectives which are valued most highly and reward senior management employees for achieving objectives commensurate with the business and operations of the Company.  The STIP provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.  The bonuses for the Named NEO's are set out under the Summary Compensation Table.

NEO's participate in the Stock Option Plans.  We established the Stock Option Plans on April 30, 2003.  Subsequent amendments to the Stock Option Plans were approved by the resolution of our Shareholders on April 28, 2005, May 1, 2008 and May 7, 2009.  The Stock Option Plans are designed to encourage NEO's to focus on the long-term interests of the Company and its Shareholders.  Each stock option grant and the terms and conditions of each stock option grant are subject to the terms and conditions of the Stock Option Plans.   All stock options grants to NEO's have vesting provisions and typically vest in three tranches over two years and are issued at the closing price of the Company's shares on the TSX on the day prior to the granting of the options.  No stock options were granted to the NEO's in 2009.

CEO Compensation

The Compensation Committee evaluates Mr. Wright's (President & CEO) compensation package as compared with compensation packages for positions of similar responsibility at gold mining companies in our peer group.  The Board of Directors has approved the President & CEO's compensation package and believes that it is appropriately designed to enhance shareholder value and to provide compensation commensurate with our peer group and the duties and performance of Mr. Wright.

36

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Mr. Wright's base salary increase for 2009 (an increase from Cdn$550,000 to Cdn$600,000) was recommended by the Compensation Committee pursuant to completion of its annual CEO Performance Evaluation and was approved by the Board of Directors.  A bonus of CDN$1,046,250 was awarded to Mr. Wright in accordance with the results of the 2009 STIP and approved by the Board of Directors.

Mr. Wright's total Current Year compensation for 2009 was $1,646,250.

STATEMENT ON EXECUTIVE COMPENSATION

President & CEO Three Year Look-Back

During the three years, January 1, 2007 to December 31, 2009 our market capitalization increased from CDN$2.1 billion to CDN$8.0 billion.  Mr. Wright's total cash compensation during the three year period 2007 through 2009 was $4,484,738.

Executive Officer Share Ownership

All Senior NEO's are expected to hold shares.  Four of the five NEO's are Shareholders of the Company and Mr. Wright owns or controls 125,000 Common Shares of the Company.

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Loans to NEO's

The Company does not extend loans to any of its employees, including its NEO's.

STATEMENT ON EXECUTIVE COMPENSATION

Named Executive Officers:

Paul N. Wright

President & Chief Executive Officer

Earl W. Price

Chief Financial Officer

Norman S.         Pitcher

                Chief Operating Officer

Paul Skayman

Senior Vice President, Operations

Dawn Moss

Vice President, Administration and Corporate Secretary

President & Chief Executive Officer

Paul N. Wright

Mr. Wright is also a Director of the Company

Mr. Wright joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations before being appointed President & Chief Executive Officer in October 1999.  A graduate of the University of Newcastle upon Tyne, Paul has over 30 years of experience in developing and operating open pit and underground gold mines.  Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges.  Paul is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

Chief Financial Officer

Earl W. Price

Mr. Price joined Eldorado in March 1997 and held the positions of Senior Operations Controller and Vice President, Finance before being appointed Chief Financial Officer in January 2003.  Earl holds an MBA and is a Certified Public Accountant with over 35 years of financial and management experience.  Prior to joining Eldorado, he worked internationally with British Petroleum and RTZ, and was Vice President and Controller for SNC-Lavalin Group.  Mr. Price retired from his position of Chief Financial Officer of the Company effective December 31, 2009.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

Chief Operating Officer

Norman S. Pitcher

Mr. Pitcher was appointed Chief Operating Officer effective July 1, 2005.  Prior to becoming COO, Norm was Vice President Exploration and Corporate Development of Eldorado where he led our exploration activities and identified new business opportunities.  A graduate of the University of Arizona with a BSc in geology, Norm has over 25 years of experience in the mining industry.  Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals Norm has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a world-wide basis.

Senior Vice President, Operations

Paul Skayman

Mr. Skayman joined Eldorado in September 2005 in the position of Project Manager, Tanjianshan Gold Project, where he provided leadership and management for the development of the Tanjianshan Gold Project.  Paul was appointed Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009.  Paul has over 25 years work experience in the mining industry with a solid background in metallurgy, mine and underground project planning and feasibility studies.  Paul holds a Bachelor of Science (Extractive Metallurgy) from Murdoch University WA and has worked extensively in Australia, Africa and China in both mine development and operations.

Vice President, Administration and Corporate Secretary

Dawn Moss

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000 and Vice President, Administration in 2008.  Dawn is a member of the Canadian Society of Corporate

STATEMENT ON EXECUTIVE COMPENSATION

Secretaries, the Institute of Corporate Secretaries and has over 30 years experience in administrative and corporate secretarial experience in resource based industries.

Summary Compensation Table

Presented below is a summary of total compensation earned during the financial years ended December 31, 2007, 2008 and 2009 by the Named NEO's whose total annual salary and bonus was in excess of $150,000.  All figures in CDN$ unless otherwise indicated.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

Name & Principal Position	Year	Salary	Share Based Awards	Option Based Awards (3)	Non-Equity Incentive Plan Compensation
					STIP	Merit
		CDN$	CDN$	CDN#	CDN$	CDN$	CDN$	CDN$	CDN$
					-2
Paul N. Wright	2009	600,000	Nil	Nil	1,046,250	Nil	391,714	Nil	2,037,964
President & CEO	2008	550,000	860,000	3,251,400	742,500	701,300	241,667	Nil	6,346,867
				1,620,000 options

Earl W. Price	2009	294,000	Nil	Nil	305,250	Nil	144,879	Nil	744,129
Chief Financial Officer	2008	280,000	282,250	802,300	213,500	322,700	117,147	Nil	2,017,897
				390,000 options

Norman S. Pitcher	2009	360,000	Nil	Nil	306,600	Nil	70,924	Nil	737,524
Chief Operating Officer	2008	340,000	288,375	1,465,300	255,000	170,000	49,433	Nil	2,568,108
				730,000 options

Paul S. Skayman	2009	240,000	Nil	Nil	134,400	Nil	Nil	Nil	374,400
Senior VP, Operations	2008	150,130	Nil	487,500	Nil	Nil	Nil	Nil	637,630
				250,000 options

Dawn L. Moss	2009	200,000	Nil	Nil	148,000	Nil	65,702	Nil	413,702
VP Administration, &	2008	165,000	170,800	825,900	102,300	143,400	45,078	Nil	1,452,478
Corporate Secretary				430,000 options

(1)

All Other Compensation.  The aggregate amount of perquisites and other personal benefits for the NEO's are less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives.

(2) Please see our discussion on STIP pgs. 30 to 33.

(3)  The CDN$ value of options using Black-Scholes.

Stock Option Grants During the Financial Period Ended December 31, 2009

There were no stock options granted to the Named NEO's during the financial year ended December 31, 2009.

Aggregated Options Exercised During 2009 Financial Year & Financial Year-End Option Values

The following table includes the total number of stock options and their value exercised in 2009 and the value of any unexercised stock options as of December 31, 2009:

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($CDN)	Unexercised Stock Options as at December 31, 2009 (#)			Value of Unexercised In-the-Money Stock Options at December 31, 2009 ($CDN)
			Exercisable #	Exercise Price	Unexercisable #	Exercisable	Unexercisable
Paul Wright	955,000	4,625,302	500,000 Nil 800,000	7.12 6.44 4.88	Nil 140,000 400,000	3,900,000 Nil 4,016,000	Nil 1,187,200 4,016,000
Earl Price	150,000	885,922	225,000 126,666 133,333	7.12 6.44 4.88	Nil 63,334 66,667	1,755,000 1,074,128 1,338,663	Nil 537,072 669,336
Norman Pitcher	250,000	1,667,173	225,000 126,666 360,000	7.12 6.44 4.88	Nil 63,333 180,000	1,755,000 1,074,127 3,614,400	Nil 537,063 1,807,200
Paul Skayman	90,000	707,422	166,666	4.88	83,334	1,673,326	836,673
Dawn Moss	305,000	1,129,561	Nil 81,666	6.44 4.88	40,000 108,334	Nil 819,927	339,200 1,087,673

Note:

(1)

Based on a market value of Cdn$14.92 per share, being the closing trading price per Common Share on the TSX as of December 31, 2009.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment and Change of Control Agreements

Change of Control

In the case of a change of control the total cost to the Company of payments to the NEO's is estimated at CDN$10,292,802 effective December 31, 2008.

The Company has entered into employment agreements that include change of control provisions with each of Paul N. Wright, Earl W. Price, Norman S. Pitcher, Paul Skayman and Dawn Moss.  The Board of Directors has approved these agreements and the change of control provisions recognizes that the critical nature of these positions and individuals and the requirement to protect them from disruption to their employment that would be caused by a change of control.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

STATEMENT OF EXECUTIVE COMPENSATION

Paul Wright, President & CEO

Mr. Wright entered into an Employment Agreement with the Company dated January 1, 2009.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Wright's Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control

Mr. Wright is entitled to receive approximately CDN$4,938,750 (calculated as of December 31, 2009),  based upon an amount equal to three times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the "Severance Package").  In addition, if a change in control occurs, Mr. Wright has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Wright's stock option agreements all options become fully vested in the event of a change of control.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

Earl Price, Chief Financial Officer

Mr. Price entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  In accordance with Mr. Price's stock option agreements all options become fully vested in the event of a change of control.  Mr. Price retired effective December 31, 2009.

Norman Pitcher, Chief Operating Officer

Mr. Pitcher entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Pitcher's Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Pitcher is entitled to receive approximately CDN$1,333,200 (calculated as of December 31, 2009), based upon an amount equal to two times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick  leave and continuation of his benefits for twelve months after his termination (collectively, the "Severance Package").  In addition, if a change in control occurs, Mr. Pitcher has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Pitcher's stock option agreements all options become fully vested in the event of a change of control.

Paul Skayman, Vice President, Engineering

Mr. Skayman entered into an Employment Agreement with the Company dated August 25, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Skayman's Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Skayman is entitled to receive approximately CDN$374,400 (calculated as of December 31, 2009),  based upon an amount equal to one times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the "Severance Package").  In addition, if a change in control occurs, Mr. Skayman has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Skayman's stock option agreements all options become fully vested in the event of a change of control.

STATEMENT OF EXECUTIVE COMPENSATION

Dawn Moss, Corporate Secretary

Ms. Moss entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Ms. Moss's Employment Agreement upon termination without cause, adverse change in her salary, duties or responsibilities, or in the case of change of control Ms. Moss is entitled to receive approximately CDN$696,000 (calculated as of December 31, 2009),  based upon an amount equal to two times her salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of her benefits for twelve months after her termination (collectively, the "Severance Package").  In addition, if a change in control occurs, Ms. Moss has the right to elect, under her Employment Agreement, to terminate her employment by notice in writing within 30 calendar days of the change and receive her Severance Package.  In accordance with Ms. Moss's stock option agreements all options become fully vested in the event of a change of control.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

Definition of Change of Control

(a)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)

the amalgamation, combination or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation, combination or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, combination or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates; or by

(c)

persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d)   individuals who are elected by the Shareholders at the beginning of any one year term to constitute the directors of the Company cease for any reason, in such year, to constitute at least 50% of the Board of Directors.

Incentive Stock Option Plans

We established an Stock Option Plans for our Directors and Officers (the Officers & Directors Plan or D&O Plan) and our employees, consultants and advisors (the Employee Plan).  The Stock Option Plans provide that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an officer or director of the Company under the D&O Plan; and may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates under the Employee Plan.

Options under the Stock Option Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death, and subject to Board approval to holding companies and registered plans.  Each option entitles the holder to purchase one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Plans as the closing price of the Common Shares on the TSX (as the principal exchange on which our Common Shares trade) on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the options granted is determined by the Board of Directors, but may not exceed five years.  The Plan permits options that would otherwise expire during, or within ten business days after, a trading black-out period imposed by the Company to be exercised within a limited number of days after the trading black-out is lifted by the Company.  Typically options are granted in five year terms.

Pursuant to the terms of the Plans, additional terms and conditions may be imposed by the Board of Directors on options granted under the Plans.  The Board generally imposes vesting restrictions on options granted under the Plans.  The Plans provide for accelerated vesting on a change of control.  The Plans do not provide for the Company to financially assist any optionee in connection with the exercise of options.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

As of February 28, 2010, 12,891,901 options (7,610,567 for the Employee Plan and 5,281,334 for the Officers & Directors Plan) to purchase 12,891,901  Common Shares (representing 2.34% of the issued and outstanding Common Shares) have been granted and are outstanding to eligible persons under the Plans.

The Plans are rolling plans and as described below the maximum number of shares that may be issuable pursuant to the outstanding options may not exceed 9% of the issued and outstanding common shares from time to time.

As of February 28, 2010, 24,938,488 Common Shares have been issued pursuant to the exercise of 24,938,488 options granted under the Stock Option Plans or  predecessor stock option plans (representing 4.53% of the issued and outstanding Common Shares).  Of the 24,938,488 Common Shares issued, 5,622,142 were issued under predecessor stock option plans prior to March 31, 2003.

Options that have expired or were exercised, cancelled or otherwise terminated are available for subsequent grants under the Plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2009 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2009 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2009 (c)
Equity compensation plans approved by securityholders	8,928,901	CDN$6.11	9,570,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,928,901	CDN$$6.11	9,570,000

Subject to reloading and adjustments, the maximum aggregate number of Shares issuable pursuant to Options granted under the Employee Plan and outstanding from time to time may not exceed 5% of the issued and outstanding Shares of the Company from time to time.  Shares in respect of Options which have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Employee Plan and in the case of exercised Options, additional Shares shall be reserved for issuance pursuant to such Options.

Subject to reloading and adjustments, the maximum aggregate number of Shares issuable pursuant to Options granted under the D&O Plan and outstanding from time to time may not exceed 4% of the issued and outstanding Shares of the Company from time to time.   Shares in respect of Options which have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the D&O Plan and in the case of exercised Options, additional Shares shall be reserved for issuance pursuant to such Options.

The maximum number of Common Shares issuable to insiders pursuant to Options granted under the Plans, and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the grant date of the Options and, within any one-year period, the maximum number of Shares issued to insiders pursuant to Options granted under the Plans, and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Officers & Directors Plan may not exceed one percent (1%) of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares. The total number of Common Shares that may be reserved for issuance to non-executive directors under both Plans is limited to three quarters of one percent (0.75%) of the issued Common Shares on the date of grant.  Value of option grants to non-executive directors is restricted to a maximum of $100,000 per year per director as determined by the Board. Pursuant to the Company's Compensation Policy for non-executive directors, at the discretion of the Board, non-executive directors may be granted up to a maximum of 100,000 fully vested Options upon initial election or appointment to the Board.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible person under a Plan

(a)

for any reason other than death or cause, the holder has in the case of the D&O Plan up to 365 days to exercise any vested options and in the case of the Employee up to 30 days to exercise any vested options;

(b)

due to death, the holder's estate has 365 days to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.  In the case of termination for cause, all options terminate immediately upon termination.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

 (b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; or

(c)

an offer to purchase all of the Common Shares is made by a third party, the Board may, in its discretion, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may suspend or terminate the Plan at any time.  The Plans may not be amended without obtaining Shareholder approval, except in the following specific circumstances:

(a)

to change the termination provisions of the options or Plan which does not extend beyond the original expiry date;

(b)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(c)

to add a deferred or restricted share unit or any other provision which results in an eligible participant receiving securities while no cash consideration is received by the Company; and

 (d)

other amendments of a housekeeping nature, such as correcting or rectifying ambiguities or errors and updating provisions herein to reflect changes in the governing laws, including the TSX requirements to comply with the law or regulatory requirements.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT ON EXECUTIVE COMPENSATION

In particular, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage or a change from a fixed maximum percentage to a fixed maximum number (an increase does not include reloading after exercise provided that the fixed maximum  or percentage is not increased);

(b)

the addition of any form of financial assistance;

(c)

any amendment to the financial assistance provision which is more favorable to participants;

(d)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

Subject to certain limited exceptions, shareholder approval is required under NYSE rules for any "material amendment" to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an Amex listed company.  A "material amendment" includes, but is not limited to the following:

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

 (i)

permit a repricing (or decrease in exercise price);

(ii)

reduce the price at which shares or options to purchase shares may be offered; or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; or

(d)

any expansion in the types or options or awards provided under the plan.

In addition, the Stock Option Plans and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval of a distribution to the public of Common Shares, or to obtain or maintain a listing or quotation of our Common Shares.

As noted above, the Plans were amended and restated as on May 1, 2008 at the annual meeting of Shareholders.  For a overview of the amendments made to the Plan, please see the Company's information circular dated March 27, 2008, April 3, 2009 and May 7, 2009 available on  SEDAR under our Company's name.

A copy of the Plans may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.  However, the exercise price of any outstanding option may not be reduced or the original exercise period extended unless Shareholder approval is obtained.  The Plans and the TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Unallocated options under the Plans must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the unallocated options under the Plans are not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.  As the unallocated options under the Plans were reconfirmed and the Plans approved by the Shareholders at the Shareholder's meeting held on May 1, 2008, the unallocated options under the Plans are required to be reconfirmed by the Shareholders on or before May 1, 2011.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SHARE PERFORMANCE GRAPH

The following graph shows five years of change in the value of CDN$100 invested in our Common Shares, compared to the S&P/TSX Composite Gold Index and the S&P/TSX Global Gold Index as at December 31, 2009.  Our Common Shares are included in each of these indices.

CORPORATE GOVERNANCE

Eldorado's corporate governance practices are designed to comply with the governance standards of the Canadian Securities Administrators.  The following table sets out our compliance with NP 58-201.

"National Policy 58-201 - Corporate Governance Guidelines provides guidance on corporate governance practices that have been formulated to:

•

achieve a balance between providing protection to investors and fostering fair and efficient  capital markets and confidence in capital markets

•

be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;

•

take into account the impact of corporate governance developments in the U.S. and around the world; and

•

recognize that corporate governance is evolving."

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

We believe that our corporate governance policies and practices closely adhere to the guidelines provided in NI 58-201 as follows:

Standard			Eldorado Compliance

2.1	For the purposes of NI 58-201, a director is independent if he or she would be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices.		✓
3.1	The board should have a majority of independent directors.		✓
3.2

The chair of the board should be an independent director. Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the board and ensure that the board's agenda will enable it to successfully carry out its duties.

✓
3.3	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.		✓
3.4	The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer, including responsibility for:		✓
(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

✓
	(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;	✓
	(c)	the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;	✓
	(d)	succession planning (including appointing, training and monitoring senior management);	✓
	(e)	adopting a communication policy for the issuer;	✓
	(f)	the issuer's internal control and management information systems; and	✓
	(g)	developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.	✓

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The written mandate of the board should also set out:
	(i)	measures for receiving feedback from security holders (e.g., the board may wish to establish a process to permit security holders to directly contact the independent directors), and	✓
	(ii)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.	✓
3.5

The board should develop clear position descriptions for the chair of the board and the chair of each committee of the board.   In addition, the board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management's responsibilities. The board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

✓
3.6

The board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the issuer expects from its directors).  All new directors should also understand the nature and operation of the issuer's business.

✓
3.7

The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer's business remains current.

✓
3.8

The board should adopt a written code of business conduct and ethics (a code). The code should be applicable to directors, officers and employees of the issuer. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

✓
	(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;	✓
	(b)	protection and proper use of corporate assets and opportunities;	✓
	(c)	confidentiality of corporate information;	✓
	(d)	fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;	✓
	(e)	compliance with laws, rules and regulations; and	✓
	(f)	reporting of any illegal or unethical behavior.	✓
3.9

The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or NEO's should be granted by the board (or a board committee) only.

✓

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

3.10	The board should appoint a nominating committee composed entirely of independent directors.	✓
3.11

The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of an independent nominating committee.

✓
3.12	Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps:	✓
(a)

Consider what competencies and skills the board, as a whole, should possess. In doing so, the board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another; and

✓
(b)

Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the board. Instead, the board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

✓
3.13

The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.

✓
3.14	In making its recommendations, the nominating committee should consider:	✓
	(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;	✓
	(b) the competencies and skills that the board considers each existing director to possess; and	✓
	(c) the competencies and skills each new nominee will bring to the boardroom.	✓
3.15	The board should appoint a compensation committee composed entirely of independent directors.	✓
3.16

The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

✓

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

3.17	The compensation committee should be responsible for:
(a)

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation;

✓
	(b)	making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and	✓
	(c)	reviewing executive compensation disclosure before the issuer publicly discloses this information.	✓
3.18	The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:		✓
	(a)	in the case of the board or a board committee, its mandate or charter; and	✓
	(b)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board	✓

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular and with respect to the remuneration of the Independent Auditor, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominees for election as a Director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditor.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed, we are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any proposed nominee for election as a director, any director or officer of the Company or subsidiary of the Company or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name.  Financial information is provided in our financial statements and MD&A.  Copies of our financial statements and MD&A can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 - 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

APPROVAL

The contents and sending of this Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

"Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Term	Definition
AGM or Meeting	Annual and special meeting of Shareholders to be held on May 6, 2010
AIF	Annual Information Form
NYSE	New York Stock Exchange
Beneficial Shareholder or Non-Registered Shareholder

A shareholder whose Common Shares are registered in the name of  a clearing agency or intermediary such as a bank, trust company, securities broker, trustee or administrator of self administered registered plans or other nominees, on behalf of the shareholder

Board	Board of Directors
Bonus Plan	Bonus Awards Unit Plan
CBCA	Canada Business Corporations Act
CDI	CHESS Depository Instruments
CDN	CHESS Depository Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGNC	Corporate Governance and Nominating Committee
Circular	This management proxy circular dated April 1, 2010
Code or Code of Ethics	Eldorado Gold Corporation Subsidiary and Affiliates Code of Business Conduct and Ethics
Committee(s)	Audit Committee; Corporate Governance and Nominating Committee; and Compensation Committee
Commons Shares or Shares	The common shares of the Company
Company, Eldorado, us, our, we or similar terms	Eldorado Gold Corporation
Valiant	Valiant Trust Company of Canada, the Company's transfer agent
COO	Chief Operating Officer
Employee Plan	Incentive Stock Option Plan for Employees, Consultants and Advisors as Amended and Restated
Financial Statements	The Company's audited annual financial statements for the year ended December 31, 2009
Independent Auditor	KPMG LLP
Independent Directors	Directors that are independent of the Company in accordance with NP 58-201
Management	The Company's management
MD&A	Management's Discussion and Analysis
NI 58-101	National Instrument 58-101 - Disclosure of Corporate Governance Practices
NEO	Named Executive Officer
NI 54-101	National Instrument 54-101 - Communicating with Beneficial Owners of Securities of a Reporting Issuer
NP 58-201	National Policy 58-201 - Corporate Governance Guidelines
NOBO	Non Objecting Beneficial Owner
Notice	The notice of the Meeting

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

OBO	Objecting Beneficial Owner
Officers & Directors Plan or D& O Plan	Incentive Stock Option Plan for Officers and Directors as Amended and Restated
Plans	Together the "Employee Plan" and the "Officers & Directors Plan"
Record Date	March 19, 2010
Registered Shareholder	A shareholder whose Common Shares are registered in their own name
SEDAR	www.sedar.com
Shareholder	A Beneficial Shareholder or Registered Shareholder of the Company
SEC	United States Securities & Exchange Commission
STIP	Short Term Incentive Plan
Terms of Reference	Terms of Reference for the Board of Directors, a Director, Audit Committee, Compensation Committee and CGNC.
TSX	Toronto Stock Exchange
VIF	Voting instruction forms
Website	The Company's website www.eldoradogold.com

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A - BOARD OF DIRECTORS TERMS OF REFERENCE

ELDORADO GOLD CORPORATION

DIRECTORS

TERMS OF REFERENCE

I.

ROLE

The principal role of the Board of Directors ("Board") is stewardship of the Company.

(i)

Strategy

The Board shall review and monitor the Company's long-term goals and the strategic planning process and provide objectivity and judgement to this process.  The Board is responsible for the approval of the strategy and for monitoring the process.

(ii)

Risk

The Board shall have an understanding of the principal risks associated with the Company's business and monitor the systems in place to manage those risks effectively.

(iii)

CEO Evaluation

The Board shall evaluate the processes in place to enable it to measure the CEO's performance in carrying out the Company's stated objectives.

(iv)

CEO Succession

The Board shall plan for the  succession of  the CEO.

(v)

Chairman and Director Nomination

The Board shall ensure that  a plan is in place for the nomination of the Chairman of the Board and directors ("Directors.") including those Directors who are independent ("Independent Directors").

(vi)

Internal Controls

The Board shall review and monitor the effectiveness of the internal controls and management information systems.

(vii)

Reserves and Resources

Independent Directors proficient in the technical aspects of preparing a reserve and resource calculation shall review and report to the Board on the preparation and calculation procedure of the reserve and resource estimate and the credentials of the qualified person responsible for the preparation of the reserve and resource statement.

(viii)

Shareholder Communication

The Board shall verify the Company's communication policy is in compliance with the regulations and guidelines of the securities commissions and the stock exchanges on which the Company's securities trade.

(ix)

Corporate Governance

The Board shall monitor the Company's compliance with corporate governance regulations and guidelines as required by the securities commissions and the stock exchanges on which the Company's securities trade.

(x)

Financial Disclosure

The Board shall approve in advance certain public disclosure related to financial information such as the quarterly and annual Financial Statements of the Company and their associated MD&A's, the Annual Information Form and Management Proxy Circular.

(xi)

Committees of the Board

The Board shall establish the Committees of the Board and select Independent Directors to act on the Committees.  The Board may, pursuant to the the CBCA and the Company's By-Laws and Articles, delegate powers to its Committees.

(xii)

Terms of Reference

The Board shall establish and approve the Terms of Reference for itself and its Committees, setting out duties, responsibilities, organization and administrative procedures. The Board is responsible for the annual review and approval of the Terms of Reference.

(xiii)

Meetings With Management

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xiv)

In-Camera Meetings

The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company's Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Independent Directors will appoint a Member to act as Secretary of the 'In Camera' Meetings.  Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman.  Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

(xv)

Continuing Education

An orientation program for New Directors and continuing education programs for Directors will be provided by Management.  Each Director will receive a Board Manual, upated annually, containing relevant management information, historical public information and the Terms of Reference for the Directors and for the Committees of the Board.  Management reports and presentations and relevant site visits to its operations provide Directors with updated information on the Company.

II.

RESPONSIBILITY

The Board is responsible for acting in accordance with its obligations contained in the Canada Business Corporations Act ("CBCA"), the Company's Articles and By-laws and any other relevant legislation and regulations.

III.

COMPOSITION

(i)

Independent Director

The Board shall be constituted with a majority of individuals who qualify as Independent Directors, as defined in National Instrument 58-101 and National Policy 58-201 and as defined in Rule 303A.02 of the NYSE Company Guide  (both as summarized in the attached Appendix A to these Terms of Reference).

(ii)

Significant Shareholder Director

A Significant Shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.

Note:  A Significant Shareholder who is a Director may be an Independent Director by definition.  If the Company has a Significant Shareholder on its Board, then in addition to a majority of Independent Directors the Board shall include a number of Independent Directors who do not have interests in or relationships with either the Company or the Significant Shareholder.

(iii)

Chairman of the Board

The Chairman of the Board shall be an Independent Director.  The Board shall appoint the Chairman annually at the organizational meeting of the Board immediately following the Annual Shareholders' Meeting.

(iv)

Director Nomination, Appointment, Resignation & Retirement

An individual who is nominated as a director ("Nominee Director") shall submit a Consent to Act to the Company; or appear in person at the Shareholders Meeting at which he/she is to be elected.

A Nominee Director shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Nominee Director serves as a director.

All  Directors shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Director is invited to serve prior to accepting such invitation.

In accordance with the Company's By-laws at each Annual Shareholders Meeting all Directors of the Company resign.  Recommendation for nomination for re-election is the responsibility of the Corporate Governance & Nominating Committee.  A Director shall advise the Chairman of the Corporate Governance & Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

A Director may be re-elected annually to serve the Board until the Annual Sharehholders Meeting following his/her 73rd birthday.  A retiring Director shall advise the Chairman of the Corporate Governance & Nominating Committee one year in advance of his/her retirement.

IV.

Duties of a Director

(i)

understand the role of an Independent Director;

(ii)

act honestly in good faith with a view to the best interests of the Company;

(iii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iv)

exercise independent judgement;

(v)

disclose any conflict of interest on any issue to the Chairman of the Board or the Chairman of the Corporate Governance & Nominating Committee;

(vi)

refrain from voting on any issue when a conflict of interest exists;

(vii)

be knowledgeable about the Company's operations, activities and industry;

(viii)

gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates;

(ix)

visit business units independently or on organized Board visits;

(x)

become familiar with Senior Management and their roles;

(xi)

be available to Management and the Board as a resource and use his/her abilities, knowledge and experience for the benefit of the Company;

(xii)

evaluate annually his/her participation and value added to the Board;

(xiii)

evaluate annually the Board's value added to the Company;

(xiv)

provide business items in advance for regular and In-Camera Board Meetings;

(xv)

maintain a responsible  attendance record in respect of Board Meetings, Committee Meetings and In-Camera Meetings;

(xvi)

prepare in advance of Board Meetings and be willing to fully and frankly participate in the deliberations of the Board with the intent to make informed decisions;

(xvii)

participate on Committees of the Board and become familiar with the Terms of Reference for each Committee; and

(xviii)

understand the process of Committee work and Management's role is supporting the work of the Board's Committees.

V.

Outside Advisors

The Board of Directors or an Independent Director may, at the expense of the Company,  engage such outside advisors as may be reasonable or desirable to the Independent Director(s) in the performance of Directors' duties.   The appointment of such outside advisors and their remuneration will be subject to the approval of the Chairman of the Audit Committee.

Approved by the Board of Directors March 24 , 2010.

ELDORADO GOLD CORPORATION

DIRECTORS

TERMS OF REFERENCE

APPENDIX A

Definitions

Independence

National Instrument 58-101 - Disclosure of Corporate Governance

For the purposes of this Instrument, a director of an issuer is independent if he or she would be independent within the meaning of section 1.4 of National Instrument 52-110.

National Policy 58-201 - Corporate Governance Guidelines

For the purposes of this Policy, a director is independent if he or she would be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices.

National Instrument 52-110 Audit Committees

1.4

Meaning of Independence

(1)

An audit committee member is independent if the member has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3)

Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)

an individual who:

i.

is a partner of a firm that is the issuer's internal or external auditor,

ii.

is an employee of that firm, or

iii.

was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.

is a partner of a firm that is the issuer's internal or external auditor,

ii.

is an employee of that firm and participates in its audit, assurance of tax compliance (but not tax planning) practice, or

iii.

was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last years, an executive officer of an entity where any of the issuer's current executive officers serve or served at the same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)

Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)

he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)

he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior services with that firm if the compensation is not contingent in any way on continued service.

(6)

For the purposes of clause (3)(f), direct compensation does not include:

(a)

remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)

Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)

has previously acted as an interim chief executive officer of the issuer, or

(b)

acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committees of the issuer on a part-time basis.

(8)

For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 Additional Independence Requirements  for Members of the Audit Committee

(1)

Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)

is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)

For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)

an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service."

1.6  Meaning of Financial Literacy for Members of the Audit Committee

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

NYSE

303A.01 Independent Directors

Listed companies must have a majority of independent directors.

303A.02 Independence Tests

In order to tighten the definition of "independent director" for purposes of these standards:

(a)

No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)

In addition, a director is not independent if:

(i)

The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, 1 of the listed company.

Commentary: Employment as an interim Chairman or CEO or other executive officer shall not disqualify a director from being considered independent following that employment.

(ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

Commentary: Compensation received by a director for former service as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test. Compensation received by an immediate family member for service as an employee of the listed company (other than an executive officer) need not be considered in determining independence under this test.

(iii) (A) The director is a current partner or employee of a firm that is the company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time.

(iv) The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

Commentary: In applying the test in Section 303A.02(b)(v), both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year of such other company. The look-back provision for this test applies solely to the financial relationship between the listed company and the director or immediate family member's current employer; a listed company need not consider former employment of the director or immediate family member.

Contributions to tax exempt organizations shall not be considered payments for purposes of Section 303A.02(b)(v), provided however that a listed company shall disclose in its annual proxy statement, or if the listed company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC, any such contributions made by the listed company to any tax exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from the listed company to the organization exceeded the greater of $1 million, or 2% of such tax exempt organization's consolidated gross revenues. Listed company boards are reminded of their obligations to consider the materiality of any such relationship in accordance with Section 303A.02(a) above.

General Commentary to Section 303A.02(b): An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

In addition, references to the "company" would include any parent or subsidiary in a consolidated group with the company.

Audit Committee Standards

Independence

Audit Committee members must meet the independence standards of Rule 303A.02 above as well as the standards of Rule 10A-3 of the United States Securities and Exchange Act of 1934, as amended.

Rule 10A-3 provides that a member of the audit committee is not independent if he or she accepts any consulting, advisory or other compensatory fee from the issuer other than director or committee fees (including equity-based fees for director services).  This proscription extends to indirect payments made to spouses and family members, as well as to payments for services to law firms, accounting firms, consulting firms and investment banks for which the director is a partner, member, managing director or executive.  There is no de minimis exception.  Ordinary course commercial business relationships between an issuer and an entity with which a director has a relationship generally will not affect independence under the rule.  In addition, the new rules permit audit committee members to receive fixed amounts under a retirement plan (including deferred compensation) for prior service.  Under Rule 10A-3, a member of the audit committee also is not independent if he or she is an "affiliated person" of the listed company or any subsidiary.  A person is an "affiliated person" under the rule if he or she, directly or indirectly, controls, is controlled by or is under common control with the issuer under a traditional securities law analysis.  The rule provides a "safe harbor" under which a person who is not an executive officer or owner of more than 10% of a class of voting equity securities of the issuer is deemed not to control the issuer.  A director that does not meet the safe harbor is not presumed to be an affiliate, however, and a determination of independence will be based on the particular facts and circumstances.  The rule specifies that an executive officer, employee-director, general partner or a managing partner of any affiliate of the listed company will also be deemed to be an affiliate of that company.  The rule makes an exception to this criterion an audit committee member who sits on the board of directors of both a listed company and its affiliate, if the committee member otherwise meets the independence requirements.

Definition of "Financial Expert."

All audit committee members must be financially literate, as such qualification is interpreted by the listed company's board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee.

In addition, the Audit Committee must have at least one "financial expert".

A "financial expert" is defined as a person who has all of the following attributes:

  an understanding of GAAP and financial statements,

  an ability to assess the general application of principles in connection with the accounting for estimates, accruals and reserves used in the company's financial statements,

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues generally comparable to those reasonably expected to be raised by the company's financial statements, or experience actively supervising one or more persons engaged in such activities, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

A "financial expert" must have acquired these attributes through any one or more of the following means:

  education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

  experience "actively supervising" a person in such a position;

  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

  "other relevant experience."

Under the SEC rules, if a person qualifies as an expert by virtue of possessing "other relevant experience," the company must briefly list and describe that person's relevant experience.

The board of directors must evaluate each potential financial expert and determine whether he or she possesses all of the attributes required to satisfy the SEC definition.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE B -  CHANGE OF AUDITOR REPORTING PACKAGE

TSX: ELD AMEX: EGO

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

PricewaterhouseCoopers LLP

and

KPMG LLP

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

Eldorado Gold Corporation (the "Company") wishes to advise that the Company's auditor, PricewaterhouseCoopers LLP, has resigned effective June 5, 2009 at the request of the Company.

The resignation of PricewaterhouseCoopers LLP and the appointment of KPMG LLP as successor auditors to fill the vacancy in the position of auditor have been considered and approved by the Company's audit committee and board of directors.

There have been no reservations contained in the audit reports of PricewaterhouseCoopers LLP, for the two most recently completed fiscal years and any subsequent period. There are no reportable events between the Company and PricewaterhouseCoopers LLP, and there have been no qualified opinions or denials of opinion of PricewaterhouseCoopers LLP.

Dated at Vancouver, British Columbia, effective June 11, 2009.

ELDORADO GOLD CORPORATION

Per: Dawn L. Moss
Vice President, Administration and Corporate Secretary

DM_VAN/256815-00007/7262791.1

www.eldoradogold.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

June 15, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office,
Office of the Attorney General
Toronto Stock Exchange

Dear Sirs:

We have read the statements made by Eldorado Gold Corporation in the attached copy of Change of Auditor Notice dated June 11, 2009, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated June 11, 2009.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1.877.657.5856

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271 Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Corporate Office: 1188 - 550 Burrard Street, Bentall 5, Vancouver, BC, Canada V6C 2B5

Telephone: (604) 687-4018 **Fax:** (604) 687-4026 **Email:** info@eldoradogold.com

TSX: ELD **NYSE:** EGO **ASX:** EAU

www.eldoradogold.com